
10012388

ViaSat

2010 ANNUAL REPORT



Creative engineering and project collaboration are encouraged so that contributions by every employee, from the most seasoned systems engineer to the recent graduate, are not only welcomed, but actively pursued.

Our history of solving some of the most complex digital communication challenges is what makes our employees proud to be a part of ViaSat.

















From designing the next generation of satellite broadband to building front line military information systems, we are extending communications to the farthest reaches of the earth and advancing the boundaries of communication technology. »



Government Systems


DOD SATELLITE BANDWIDTH CAPACITY VS. BANDWIDTH DEMAND
Gigabits Per Second
50 Gbps
40 Gbps
30 Gbps
20 Gbps
10 Gbps
0 Gbps
Wideband Global Satcom (WGS)
Global Broadcast Satellite (GBS)
Defense Satellite Communication System (DSCS)
Projected Bandwidth Demand
Projected Bandwidth Shortfall
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Source: Defense Information Systems Agency

Creating bandwidth-efficient, secure building blocks for U.S. government C4ISR—Command and Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance.

While cost cutting pressures are growing, according to budget analysis from Frost & Sullivan* the U.S. defense budget has continued to grow for C4ISR, which remains one of the top funded areas for procurement, second only to classified programs.

This year saw the continuation of the network-centric communication trends introduced in last year's report: (1) growth in *total bandwidth demand* as military Internet Protocol communications reflect the same effects as their enterprise counterparts, (2) *increasing reliance on satellite communications* among military units as traditional radios and fixed terrestrial networks fail to keep pace (literally) with highly mobile and dispersed forces, and (3) *standardized network systems*. All play directly into our strengths in the market.

The first two trends are illustrated by a growing satellite "bandwidth gap" between military bandwidth demand and the available supply from organic defense capabilities, as identified by the Defense Information Systems Agency (DISA). In fact, the bandwidth gap is anticipated to keep growing at a pace that conventional commercial Ku-band satellites could not economically support. Higher capacity Ka-band spot beam satellite systems can make possible the economics, capacity, data speeds and scale needed to accommodate the rapid growth in military demand. The Ka-band satellites planned for launch beginning in 2011 by ViaSat, and our customers, will cover the geographic areas most needed by the U.S. DoD.

secure and bandwidth efficient



Commercial Networks


GLOBAL MOBILITY BROADBAND ON THE GO
6+ years in service >> Broadest coverage >> Over 2 million subscriber hours >> Widest range of platforms supported
Aircraft En Route
Maritime Ships in Transit
Military Operations
Current Ku-Band Coverage
Ka-Band Coverage (Starting in 2011)

We believe increasing adoption of Ka-band broadband satellites will increase the market for satellite networking equipment and place greater market value on the competitive advantages we have been working to create for the past decade.

A truism in our industry is that customers don't really want to buy satellite terminals. They buy the equipment merely to enable the satellite network services that flow through those ground terminals from space. Unfortunately, over the past decade those satellite network services have been viewed as increasingly disadvantaged compared to terrestrial network alternatives. As the competitiveness of satellite network services diminishes, so does the size, and attractiveness, of the market for the associated terminals.

However, bandwidth delivered from next generation Ka-band broadband satellites can be a disruptive force in the satellite data networking market. Satellites such as ViaSat-1 in the U.S. and Canada, Eutelsat KA-SAT in Europe, Yahsat-1b in the Middle East, and O3b on a global basis are expected to be as much as 50 to 100 times more cost-effective at delivering data services compared to conventional Fixed Satellite Services (FSS) spacecraft. While traditional FSS satellites excel at broadcast, and serve data networks only *opportunistically*, Ka-band satellites are optimized for low cost, high speed, Internet and private network connections.

ViaSat has established a leading position in capturing satellite network infrastructure wins in this new market—with far more network capacity under contract than any other company. These new high capacity Ka-band satellites are planned to be launched and enter service in 2011, creating a substantial new market opportunity to sell user ground terminal equipment enabling a level of service that is neither economical, nor possible with conventional FSS satellites or conventional ground terminals. ViaSat is targeting direct-to-home consumer broadband, enterprise VSAT networks, wireless backhaul, government and defense satellite applications, and mobile broadband services via Ka-band—the same markets that drive demand for Ku-band FSS ground terminals.

Ka-band broadband satellites will not immediately have the global footprints, nor the redundancy and ubiquity of conventional Ku-band FSS satellites. However, the insatiable demand for bandwidth is creating momentum for the Ka-band market and incentives to steadily increase global coverage and capacity. The imminent launch of the first of these next generation spacecraft is anticipated to also launch an exciting new phase of growth for our ground terminal business segment, and put a spotlight on our unique competitive advantages.



transforming the market





Satellite Services


BANDWIDTH PER SUBSCRIBER
kbps Per Subscriber
35
30
25
20
15
10
5
0
Subscriber Demand
Provisioned Bandwidth
ViaSat-1 Projection
First Generation Ka-band
2007
2008
2009
2010
2011
2012

This year's acquisition of WildBlue substantially advanced our capability to deliver the next-generation of satellite broadband services.

WildBlue is one of the top 20 broadband service providers in the USA, profitably serving over 400,000 subscribers. With the acquisition complete, we can now focus on simply integrating the ViaSat-1 satellite into WildBlue's proven and successful processes for subscriber acquisition, fulfillment, and network operations.

We believe ViaSat-1 can have a profound impact on WildBlue business and growth prospects. The satellite is designed to leverage ViaSat core technology to create a "low cost manufacturer" advantage in delivering bandwidth from space. We can use that advantage to elevate the speed and quality of WildBlue service, while simultaneously increasing our capacity to serve many more customers in areas that have been sold out on current WildBlue satellites due to geographic concentration of demand. We are aiming to make the WildBlue service a better broadband choice than some terrestrial alternatives, including basic aDSL or mobile 3G/4G wireless for fixed home use.

We view ViaSat-1 as the first in a series of innovative technologies that can keep satellite broadband in an attractive position to serve the millions of U.S. homes which are difficult or expensive to reach by cable or fiber networks. The growth of direct broadcast satellite TV is a strong indication of the potential for success that can be earned by combining the capital efficiency of satellite networks with a user experience that is competitive with more expensive terrestrial technologies for popular broadband content.

The operational expertise of our WildBlue team also enhances our ability to be an attractive resource for satellite service providers around the globe. Our insights into broadband network management and service plan definition can enable other service providers to offer a comparable quantum leap ahead in satellite broadband to subscribers in their region. An alliance of satellite broadband ISPs is already forming, with common ground infrastructure based on our SurfBeam® network and gateway antenna systems. Along with us, Eutelsat, Al Yah Satellite Communications and Barrett Corporation are forming a blanket of high capacity Ka-band satellite coverage for North America, Europe, the Middle East, and Northern Africa.

next-generation technologies



Our core business strengths show a 24-year track record of driving profitable growth—adapting and thriving through economic and political changes.


$800
$700
$600
$500
$400
$300
$200
$100
$0
$433.8
$516.6
$574.7
$628.2
$688.1
2006
2007
2008
2009
2010

REVENUES dollars in millions

As for the third trend, these standard network cornerstones that we've created for the DoD and NATO illustrate our key role in this market:

- The MD-1366 Enhanced Bandwidth Efficient Modem and MD-1377 Joint IP Modem are the backbone for many government networks.
- Development of the High Assurance Internet Protocol Encryptor Interoperability Specification (HAIPE® IS) has led to a family of NSA-certified products based on our software-programmable PSIAM™ cryptosystem, which uses commercial, off-the-shelf components to adapt to new applications.
- The recently NSA-certified, programmable MIDS Joint Tactical Radio System (JTRS) is now in Low Rate Initial Production (LRIP).

Warfighters have more sensors generating more high resolution video imagery, yet still lack the bandwidth necessary to collect and disseminate that data. As an example, we improved on legacy low data rate airborne connections with multi-megabit defense links adapted from our commercial Ku-band ArcLight® mobile satcom systems. But we believe that's only an interim step on the way to the next generation of Ka-band. We've only scratched the surface in introducing our advanced networking products for this market, and see great potential ahead.

*U.S. Department of Defense 2011 Budget Analysis, March 2010, Frost & Sullivan



Financial Highlights

Fiscal Years Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009	March 28, 2008
STATEMENT OF INCOME DATA:			
Revenues	$ 688,080	$628,179	$574,650
Operating expenses:			
Cost of revenues	475,356	446,824	413,520
Selling, general and administrative	132,895	98,624	76,365
Independent research and development	27,325	29,622	32,273
Amortization of acquired intangible assets	9,494	8,822	9,562
Income from operations	43,010	44,287	42,930
Interest income (expense), net	(6,733)	954	5,155
Income before income taxes	36,277	45,241	48,085
Provision for income taxes	5,438	6,794	13,521
Net income	30,839	38,447	34,564
Less: Net (loss) income attributable to noncontrolling interest, net of tax	(297)	116	1,051
Net income attributable to ViaSat, Inc.	$ 31,136	$ 38,331	$ 33,513
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.94	$ 1.25	$ 1.11
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.89	$ 1.20	$ 1.04
Shares used in computing basic net income per share	33,020	30,772	30,232
Shares used in computing diluted net income per share	34,839	31,884	32,224
BALANCE SHEET DATA:			
Cash, cash equivalents and short-term investments	$ 89,631	$ 63,491	$125,219
Working capital	214,541	203,390	248,251
Total assets	1,293,552	622,942	551,094
Line of credit	60,000	—	—
Long-term debt, net	271,801	—	—
Other liabilities	24,395	24,718	17,290
Total ViaSat, Inc. stockholders' equity	753,005	458,748	404,140


$560.0
$728.4
$766.2
2008
2009
2010
$574.7
$628.2
$688.1
2008
2009
2010
$33.5
$38.3
$31.1
2008
2009
2010

NEW CONTRACT AWARDS dollars in millions **REVENUES** dollars in millions **NET INCOME*** dollars in millions

*Attributable to ViaSat, Inc.

Dear Fellow Shareholders,

We have accomplished most of the major steps needed to prepare for the launch of our new high-capacity Ka-band spot-beam satellite, ViaSat-1, and with it a new chapter in the history of satellite communications. Yes, we believe it really is that dramatic.

In this annual report, we will provide an overview of all of our businesses, including defense data links, networking and security, government satcom, and RF systems, all of which performed well in fiscal 2010 and are positioned for future growth. These businesses have generated steady growth for over 20 years. In fact, without the technology advances that have driven that growth, there would be no ViaSat-1. But with the launch of ViaSat-1 planned before our next annual report, and it appearing so different from anything we've done before, it seemed an opportune time to use this letter to more fully communicate the impact we envision creating with the launch of the new satellite.

In some sense, the satellite communications industry has been a victim of its own past success, showing its resilience by introducing an ever-evolving set of practical and profitable applications. It's true that there are different types of satellites for specialized applications: GPS navigation, weather observation, earth imaging, mobile telephony, direct-to-home TV, and more. And no one would expect a GPS satellite to deliver high definition video because it is specialized for a specific satellite application. But the common Fixed Satellite Services (FSS) satellite is the Swiss army knife of the industry.

At one time or another, FSS has been used for almost every satellite application you can think of: television, long distance telephony, vehicle tracking, position location, credit card validation, corporate networks, mobile phone service, remote village telephony, oil and gas pipeline monitoring, video surveillance, and (you guessed it) home Internet access. The FSS satellite has been so successful that it has practically become viewed as *the* satellite. As a result of its success, there has been very little incentive to change for about the past three decades. That's pretty amazing.



Mark D. Dankberg
Chairman of the Board and Chief Executive Officer (left)

Richard A. Baldridge
President and Chief Operating Officer (right)

However, while FSS satellites are relatively good at doing almost *everything*, they are actually not very well suited to doing almost anything *really, really well*. In fact, that's one of the reasons there are more specialized forms of satellites—because FSS applications showed the existence of a market that would warrant a more targeted form of spacecraft such as direct-to-home TV or mobile communications. The downside of the success of the FSS segment is the misperception that those are the *only* communications satellites, which fuels a belief, even if inaccurate, that the limitations of FSS satellites are inherent in *all* satellites.

FSS pioneered two-way satellite data transmissions. And they were quite good at it when there wasn't much data to be transmitted. For instance, verifying a credit card is an important transaction, but it takes only a handful of bits to do it. But by now, it should be increasingly clear that for broadband applications "how much" data you deliver is as important as "how fast." AT&T Wireless created quite a stir in June 2010 by simply limiting the amount of data its iPad subscribers could use on their network without even altering the speed at which they delivered it.

The explosion in iPhone® and iPad adoption and bandwidth usage, and the network stress that was created by sharing a limited amount of capacity, is an excellent illustration of the "how much" principle. By limiting the data usage of the most intense users, AT&T expects to improve service for the majority of its customers.

For broadband applications, FSS satellites suffer from the "how much" limitation *in extremis*. Because they historically had only a relatively small amount of total bandwidth, satellite broadband networks have often been congested in most areas. Transmission speeds slow down, web pages load slowly, and critics blame it on the general nature of satellites. In fact the problem lies with bandwidth limitations. It's essentially the same failure mode an iPhone user perceives when sharing his bandwidth, or phone calls, with too many other people in a popular coverage area.

However, the bandwidth limitations of FSS satellites don't have to apply to all two-way satellites. We expect ViaSat-1 to transform the use of satellites. While ViaSat-1 is designed to send and receive data faster than any other commercial broadband satellite, it is the quantum jump in total capacity—"how much"—that is so revolutionary. We anticipate the total throughput for ViaSat-1 to be well above 100 gigabits per second (Gbps). That compares to about 1 to 2 Gbps for a conventional FSS satellite, and about 10 Gbps for the best broadband satellites serving the United States today. The construction, launch, and operating costs for ViaSat-1 are not expected to be much higher than competing satellites. So the transmission cost per Gbps of communicating over ViaSat-1 should be a fraction of what it would cost over any other satellite.

We aim to use our low cost advantage to build a profitable, rapidly growing satellite services business that is highly competitive in a broad range of market segments in which we already participate. In each case, the advantages of ViaSat-1 can allow us to expand our business through both cost and functional capability benefits.

» **Consumer Broadband.** This is the underpinning of the ViaSat-1 business plan. With our recent acquisition of WildBlue Communications, we are the leading provider of Ka-band direct-to-home broadband service in the United States (in fact, in the world). We have over

400,000 subscribers, and the distribution, operational, and customer service resources to scale quickly when the new satellite launches. We plan to leverage the bandwidth advantages of ViaSat-1 to improve service quality and serve substantially more subscribers, while sustaining and improving margins.

» **Government Applications.** The U.S. government is the single largest buyer of commercial FSS capacity in the world. A significant portion of its purchases are over the United States, where we can compete with conventional FSS satellites. ViaSat-1 will enable much higher service speeds, smaller earth terminals, and much lower bandwidth pricing. Furthermore, by cooperating with our international Ka-band broadband partners—Barrett, Eutelsat, and Yahsat—we can extend the benefits of Ka-band broadband to most of the operational areas where the United States purchases FSS capacity. Satellites such as ViaSat-1 are expected to be exceptionally valuable in that application because they will allow higher transmission speeds and support many more airborne users, all with lower bandwidth costs per Gbps.

» **Enterprise Services.** Over the past decade, the use of Very Small Aperture Terminals (VSATs) for bandwidth-intensive enterprise private networks has suffered because of the high cost of FSS bandwidth on conventional satellites. Our experience in the conventional FSS enterprise sector, coupled with the substantial cost reductions expected by ViaSat-1, will create the opportunity to reinvigorate this market and create a significant competitive advantage.

» **Mobile Broadband.** ViaSat has been a leader in practical applications of FSS satellites to mobile broadband for global business jets, maritime users, and even high-speed trains. ViaSat-1 will improve transmission speeds, allow greater volumes of bandwidth per user, and reduce costs per Gbps substantially compared to FSS satellites. Mobile broadband is one of the fastest growing uses for FSS two-way data, but satellite's ultimate role in the mobile world will be defined by its ability to deliver bandwidth at an attractive cost, which is what sets ViaSat-1 technology apart.

The upshot of all this is that we believe that the launch of ViaSat-1 could serve to re-frame the misperceptions of what satellite communications can do across multiple markets. We believe ViaSat-1 is just the initial breakthrough. The skills and experience we've gained designing and managing the construction of this satellite are helping us architect a series of broadband satellites with even more compelling bandwidth economics. We have invested a lot to get to this point, and as we move toward launch early next year we are focused on ViaSat-1 and our most immediate opportunities in consumer broadband services. But we think the rewards of our work can pay greater dividends in the years ahead. In our next annual letter, we should have much to report!

As always, I'd also like to take this opportunity to thank all of our employees for their commitment and accomplishments, our customers for the opportunities they have entrusted to us, our suppliers for their dedicated support, and of course, our investors for helping make all of this possible.

Sincerely,



Mark D. Dankberg
Chairman of the Board and Chief Executive Officer

Fiscal Year 2010 in Review

APRIL 2009

» Achieved Leadership in Energy and Environmental Design (LEED®) Gold certification by the U.S. Green Building Council (USGBC) for new Carlsbad operations building.

MAY 2009

» National Security Agency (NSA) certifies ruggedized AN/PSC-14(C) first Inmarsat Broadband Global Area Network (BGAN) satcom terminal with embedded Type 1 security.

JUNE 2009

» Awarded $53 million from RascomStar-Qaf to deliver satellite systems for high-capacity infrastructure communications for pan-African telephony and data.

» Delivered first pre-qualification MIDS Joint Tactical Radio System (JTRS) Production Transition Terminal.

» Added Asia and Indian Ocean regions to the Yonder® mobile broadband network with partner KVH Industries, closing in on global service coverage.

» *Space News* Top 50 Space Companies.

» *Defense News* Top 100 Defense Contractors and Fast Track 50.

JULY 2009

» Won contract for $15 million from L-3 Integrated Systems for airborne broadband terminals and services to support intelligence, surveillance, and reconnaissance (ISR) operations of the U.S. Air Force Liberty aircraft.

SEPTEMBER 2009

» Al Yah Satellite Communications Company PrJSC (Yahsat) awarded ViaSat $46 million contract to power YahClick high-speed Ka-band satellite Internet access service in the Middle East.

OCTOBER 2009

» Completed $275 million senior notes offering, providing funding for the WildBlue acquisition and improving long-term capital structure.

» *Forbes* 200 Best Small Companies.

NOVEMBER 2009

» Order for $9 million from BAE Systems Australia to provide X-band and Ka-band satellite antenna systems for joint Australian and U.S. military network using new Wideband Global Satcom (WGS) satellites.

» First multi-year mobile satellite services agreement, including network operations and satellite bandwidth provisioning, for U.S. forces in Afghanistan.

DECEMBER 2009

» WildBlue acquisition closes ahead of plan, advancing our entry into the Ka-band satellite broadband service business and gaining the distribution and operational capabilities to deliver next-generation services enabled by our high-capacity ViaSat-1 Ka-band satellite system.

» MIDS Joint Tactical Radio System (JTRS) certified by the National Security Agency (NSA).

» "Excellent VSAT Equipment Providing Enterprise" and "Foreign Excellence Brand Enterprise" awards from 2009 Excellence Brand Enterprises in Chinese Application Industry Association.

JANUARY 2010

» Production begins on MIDS JTRS with first award for $14 million.

» Awarded $21 million Ka-band ground infrastructure contract from Barrett Xplore Inc., Canada's largest rural broadband provider, for Canadian bandwidth capacity purchased on ViaSat-1.

FEBRUARY 2010

» ViaSat-1 completes preliminary design review for spacecraft/launch vehicle integration.

» Entered the optical communications market with the introduction of a family of forward error correction (FEC) products for 100G optical transport.

» Completed development of new Cryptographic High Value Product (CHVP) Suite B encryptor to meet DoD needs for secure IP networks without Controlled Cryptographic Items (CCI) constraints.

MARCH 2010

» Closed public offering of 3.2 million shares of common stock, which netted $100.5 million in working capital.

» Won $47 million Ka-band ground infrastructure award from O3b Networks Limited, the developer of a new global, high-speed, low latency satellite-based Internet service for telecommunications operators and ISPs in emerging markets.

» ViaSat-1 antenna range testing complete.

» Added $28 million in delivery orders for our Multifunctional Information Distribution System Low Volume Terminal (MIDS-LVT).

» Surpassed 800,000 units shipped for Ka-band consumer broadband customer premises equipment.

Financial Performance

14 Selected Financial Data

15 Management's Discussion and Analysis of Financial Condition and Results of Operations

34 Report of Independent Registered Public Accounting Firm

35 Consolidated Balance Sheets

36 Consolidated Statements of Operations

37 Consolidated Statements of Cash Flows

38 Consolidated Statements of Equity and Comprehensive Income

40 Notes to Consolidated Financial Statements

75 Valuation and Qualifying Accounts

76 Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

77 Performance Graph

78 Corporate Information

Selected Financial Data

The following table provides our selected financial information for each of the fiscal years in the five-year period ended April 2, 2010. The data as of and for each of the fiscal years in the five-year period ended April 2, 2010 have been derived from our audited financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes which are included elsewhere in this Annual Report.

Fiscal Years Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009	March 28, 2008	March 30, 2007	March 31, 2006
STATEMENT OF INCOME DATA:					
Revenues	$ 688,080	$628,179	$574,650	$516,566	$433,823
Operating expenses:					
Cost of revenues	475,356	446,824	413,520	380,092	325,271
Selling, general and administrative	132,895	98,624	76,365	69,896	57,059
Independent research and development	27,325	29,622	32,273	21,631	15,757
Amortization of acquired intangible assets	9,494	8,822	9,562	9,502	6,806
Income from operations	43,010	44,287	42,930	35,445	28,930
Interest income (expense), net	(6,733)	954	5,155	1,741	(200)
Income before income taxes	36,277	45,241	48,085	37,186	28,730
Provision for income taxes	5,438	6,794	13,521	6,755	5,105
Net income	30,839	38,447	34,564	30,431	23,625
Less: Net (loss) income attributable to noncontrolling interest, net of tax	(297)	116	1,051	265	110
Net income attributable to ViaSat, Inc.	$ 31,136	$ 38,331	$ 33,513	$ 30,166	$ 23,515
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.94	$ 1.25	$ 1.11	$ 1.06	$ 0.87
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.89	$ 1.20	$ 1.04	$ 0.98	$ 0.81
Shares used in computing basic net income per share	33,020	30,772	30,232	28,589	27,133
Shares used in computing diluted net income per share	34,839	31,884	32,224	30,893	28,857
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	$ 89,631	$ 63,491	$125,219	$103,392	$ 36,887
Working capital	214,541	203,390	248,251	187,406	152,907
Total assets	1,293,552	622,942	551,094	483,939	363,305
Line of credit	60,000	—	—	—	—
Long-term debt, net	271,801	—	—	—	—
Other liabilities	24,395	24,718	17,290	13,273	7,625
Total ViaSat, Inc. stockholders' equity	753,005	458,748	404,140	348,795	263,298

The consolidated financial statements include the operating results of WildBlue Holding, Inc. (WildBlue) from the date of acquisition during December 2009. Since the acquisition date, we recorded approximately $63.4 million in revenue and $0.4 million of operating income with respect to the WildBlue business in the consolidated statements of operations during fiscal year 2010. Net income for fiscal year 2010 included $8.7 million in transaction-related expenses and $2.7 million in certain post-acquisition charges recorded for restructuring costs for terminated employees related to the acquisition of WildBlue recorded in accordance with the authoritative guidance for business combination (Statement of Financial Accounting Standard (SFAS) No. 141R (SFAS 141R), "Business Combinations,"/ASC 805) adopted on April 4, 2009. Net income for fiscal years 2010, 2009, 2008 and 2007 included stock-based compensation expense of approximately $12.2 million, $9.8 million, $7.1 million and $5.0 million, respectively, recorded in accordance with the authoritative guidance for share-based payments (SFAS No. 123R (SFAS 123R), "Share-Based Payment"/ASC 718) adopted on April 1, 2006 and upon our review of stock option grant procedures in fiscal year 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue, we are a leading provider of satellite broadband internet services in the United States.

ViaSat operates in three segments: government systems, commercial networks and satellite services.

RECENT TRANSACTIONS

On December 15, 2009, we consummated our acquisition of WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to certain former debt and equity investors in WildBlue (the WildBlue Investors). ViaSat retained approximately $64.7 million of WildBlue's cash on hand. To finance in part the cash payment made to the WildBlue Investors, in October 2009 we issued $275.0 million in aggregate principal amount of 8.875% Senior Notes due 2016 (the Notes) and, in December 2009, we borrowed $140.0 million under our revolving Credit Facility (The Credit Facility). During fiscal year 2010, we increased the amount of our revolving line of credit under the Credit Facility from $85.0 million to $275.0 million.

On March 31, 2010, we and certain WildBlue Investors completed the sale of an aggregate of 6,900,000 shares of ViaSat common stock in an underwritten public offering, 3,173,962 of which were sold by us and 3,726,038 of which were sold by such WildBlue Investors. Our net proceeds from the offering were approximately $100.5 million. The shares sold by such WildBlue Investors in the offering constituted shares of our common stock issued to such WildBlue Investors in connection with our acquisition of WildBlue. We expect to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, financing costs related to the purchase, launch and operation of our new high-capacity Ka-band spot-beam satellite, ViaSat-1, or any future satellite, or other potential acquisitions. On April 1, 2010, we used $80.0 million of the net proceeds to repay outstanding borrowings under the Credit Facility.

GOVERNMENT SYSTEMS

Our government systems segment develops and produces network-centric IP-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.

The primary products and services of our government systems segment include:

- Tactical data links, including our Multifunctional Information Distribution System (MIDS) terminals for military fighter jets and their successor, MIDS Joint Tactical Radio System (MIDS-J) terminals, which was approved for low-rate initial production in 2010, "disposable" weapon data links, portable small tactical terminals and digital video data links for intelligence, surveillance and reconnaissance from Unmanned Aerial Vehicles (UAVs) and ground systems,
- Information assurance products that enable military and government users to communicate information securely over networks, and that secure data stored on computers and storage devices, and
- Government satellite communication systems, including an array of portable and fixed broadband modems, terminals, network access control systems and antenna systems using a range of satellite frequency bands.

COMMERCIAL NETWORKS

Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: consumer, enterprise, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.

Our satellite communication systems and ground networking equipment and products cater to a wide range of domestic and international commercial customers and include:

- Consumer broadband, including next-generation satellite network infrastructure and ground terminals to access high capacity satellites,

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

» Antenna systems for terrestrial and satellite applications, specializing in geo-special imagery, mobile satellite communication, Ka-band gateways, and other multi-band antennas,

» Enterprise VSAT networks and products, designed to provide enterprises with broadband access to the internet or private networks,

» Mobile broadband satellite communication systems, designed for use in aircraft, seagoing vessels and high-speed trains, and

» Satellite networking systems design and technology development, including design and technology services covering all aspects of satellite communication system architecture and technology.

SATELLITE SERVICES

Our satellite services segment complements our commercial networks segment by providing wholesale and retail satellite-based broadband internet services in the United States via our satellite and capacity agreements and managed network services for the satellite communication systems of our consumer, enterprise and mobile broadband customers.

The primary services offered by our satellite services segment comprise:

» Wholesale and retail broadband services, comprised of WildBlue® service, which provides two-way satellite-based broadband internet access to consumers and small businesses in the United States. As of April 2, 2010, we provided WildBlue service to approximately 424,000 subscribers. In addition, following the launch of ViaSat-1, we expect to provide wholesale and retail broadband service via ViaSat-1 in the United States at speeds and volumes that provide a broadband experience that is comparable to or better than terrestrial broadband alternatives such as cable modems and DSL connections. We expect this service to become available in mid 2011. We plan to offer wholesale broadband services via ViaSat-1 to national and regional distribution partners, including retail service providers and communications companies. We plan to offer our retail service via ViaSat-1 through WildBlue,

» Mobile broadband services, comprised of global network management services for customers who use our ArcLight®-based mobile satellite systems, and

» Managed broadband services, comprised of a full-service managed broadband service for everyday enterprise networking or backup protection for primary networks.

SOURCES OF REVENUES

To date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Fixed-price contracts, which require us to provide products and services under a contract at a specified price, comprised approximately 91% of our revenues for fiscal year 2010 and 86% of our revenues for both fiscal years 2009 and 2008. The remainder of our revenue for such periods was derived from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues has been derived from customer contracts that include the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development from our customer contracts were approximately $92.9 million or 14% of our total revenues during fiscal year 2010, $126.7 million or 20% of our total revenues during fiscal year 2009 and $112.2 million or 20% of our total revenues during fiscal year 2008.

We also incur independent research and development expenses, which are not directly funded by a third party. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. Independent research and development expenses were approximately 4%, 5% and 6% of revenues during fiscal years 2010, 2009 and 2008, respectively. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

Our satellite services segment revenues are primarily derived from our recently acquired WildBlue business (which provides wholesale and retail satellite-based broadband internet services in the United States) and our managed network services which complement the commercial networks segment by supporting the satellite communication systems of our enterprise and mobile broadband customers.

Executive Summary

We develop, manufacture and provide services related to satellite ground systems and other related government and commercial digital communication and networking equipment. Our products are generally highly complex and have a concept-to-market timeline of several months to several years. The development of products where customers expect state-of-the-art results requires an exceptionally talented and dedicated engineering workforce. Since inception, we have been able to attract, develop and retain engineers who support our business and customer objectives, while experiencing low turnover (relative to our industry). The consistency and depth of our engineering workforce has enabled us to develop leading edge products and solutions for our customers.

During the third quarter of fiscal year 2010, we completed the acquisition of WildBlue (see Note 9). The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of WildBlue from the date of acquisition in our satellite services segment.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

REVENUE RECOGNITION

A substantial portion of our revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to these contracts are accounted for under authoritative guidance for the percentage-of-completion method of accounting (the American Institute of Certified Public Accountants' (AICPA) Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts"/ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. For contract claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. During fiscal years 2010, 2009 and 2008, we recorded losses of approximately $9.3 million, $5.4 million and $7.9 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

We believe we have established appropriate systems and processes to enable us to reasonably estimate future cost on our programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we would disclose the related impact in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, these estimates require significant management judgment and a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. A one percent variance in our future cost estimates on open fixed-price contracts as of April 2, 2010 would change our income before income taxes by approximately $0.4 million.

We also have contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition"/ASC 605). Under this standard, we recognize revenue when an arrangement exists, prices are fixed and determinable, collectability is reasonably assured and the goods or services have been delivered.

We also enter into certain leasing arrangements with customers and evaluate the contracts in accordance with FASB ASC Topic 840—Leases. Our accounting for equipment leases involves specific determinations under the authoritative guidance, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance, we classify the transactions as sales type or operating leases based on (1) review for transfers of ownership of the property to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, we consider the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with the authoritative guidance for accounting for multiple element revenue arrangements (Emerging Issues Task Force 00-21 (EITF 00-21), "Accounting for Multiple Element Revenue Arrangements"/ASC 605-25), and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish evidence for those elements could affect the timing of revenue recognition.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Deferred revenues extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

STOCK-BASED COMPENSATION

Under the authoritative guidance for share-based payments (SFAS 123, "Share-Based Payments"/ASC 718), stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense ratably over the employees' requisite service period. We use the Black-Scholes model to estimate the fair value of stock-based awards at the grant date. The Black-Scholes model requires using judgment to estimate stock price volatility, the expected option life, the risk-free interest rate, and the dividend yield, which are used to calculate fair value. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. To the extent actual forfeitures differ significantly from our estimates, adjustments to compensation cost may be required in future periods.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We make estimates of the collectability of our accounts receivable based on historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debt allowances have been minimal; a contributing factor to this is that a significant portion of our sales has been to the U.S. government. Our accounts receivable balance was $176.4 million, net of allowance for doubtful accounts of $0.5 million, as of April 2, 2010, and our accounts receivable balance was $164.1 million, net of allowance for doubtful accounts of $0.4 million, as of April 3, 2009.

WARRANTY RESERVES

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

GOODWILL

We account for our goodwill under authoritative guidance for goodwill and other intangible assets (SFAS 142, "Goodwill and Other Intangible Assets"/ASC 350). The guidance (SFAS 142/ASC 350) for goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within our government systems, commercial networks and satellite services segments have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the reporting units using discounted cash flows and other indicators of fair value such as market comparable transactions, etc. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the guidance (SFAS 142/ASC 350) related to the goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. In applying the first step, which is identification of any impairment of goodwill, no impairment of goodwill has resulted.

PROPERTY, EQUIPMENT AND SATELLITES

Equipment, computers and software, furniture and fixtures, and our ViaSat-1 satellite under construction are recorded at cost, net of accumulated depreciation. Costs are capitalized as incurred and for our satellite include construction, launch and insurance. Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments by us over the contract periods. In addition, interest expense is capitalized on the carrying value of the satellite during the construction period. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to the satellite launch and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the satellite. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellite in service.

As a result of the acquisition of WildBlue on December 15, 2009, we acquired the WildBlue-1 satellite (which was placed into service in March 2007) and an exclusive prepaid lifetime capital lease of Ka-band capacity on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005). The acquired assets also included the indoor and outdoor customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT AND SATELLITES, AND OTHER ASSETS)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"/ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by us for fiscal years 2010, 2009 and 2008.

INCOME TAXES AND VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with the authoritative guidance for income taxes (SFAS 109, "Accounting for Income Taxes"/ASC 740),

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with the authoritative guidance for income taxes, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our valuation allowance of $13.1 million and $2.1 million against deferred tax assets at April 2, 2010 and April 3, 2009, respectively, relate to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes. The increase in the valuation allowance was due to the acquisition of certain deferred tax assets of WildBlue. The acquired deferred tax assets from WildBlue were recorded net of the valuation allowance.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109"/ASC 740). Under the guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance addresses the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

Results of Operations

The following table presents, as a percentage of product, service or total revenues, income statement data for the periods indicated.

Fiscal Years Ended	April 2, 2010	April 3, 2009	March 28, 2008
Revenues:	100.0%	100.0%	100.0%
Product revenues	84.9	94.8	94.6
Service revenues	15.1	5.2	5.4
Operating expenses:			
Cost of product revenues	69.9	71.3	72.6
Cost of service revenues	64.3	67.6	60.5
Selling, general and administrative	19.3	15.7	13.3
Independent research and development	4.0	4.7	5.6
Amortization of intangible assets	1.4	1.4	1.6
Income from operations	6.3	7.1	7.5
Income before income taxes	5.3	7.2	8.4
Provision for income taxes	0.8	1.1	2.4
Net income	4.5	6.1	6.0
Net income attributable to ViaSat, Inc.	4.5	6.1	5.8

FISCAL YEAR 2010 COMPARED TO FISCAL YEAR 2009

Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$584.1	$595.3	$(11.3)	(1.9)%
Percentage of total revenues	84.9%	94.8%		

Product revenues decreased from $595.3 million to $584.1 million during fiscal year 2010 when compared to fiscal year 2009. The decrease in product revenues was primarily due to lower product sales of $15.8 million in information assurance products, $14.7 million in consumer broadband products, $11.7 million in mobile broadband satellite communications systems products and $5.1 million in tactical data link products, offset by higher product sales of $13.7 million in enterprise VSAT networks and products, $10.7 million in government satellite communication systems and $9.3 million in antenna systems products.

Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Service revenues	$104.0	$ 32.8	$ 71.2	216.7%
Percentage of total revenues	15.1%	5.2%		

Service revenues increased from $32.8 million to $104.0 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the acquisition of WildBlue in December 2009 which contributed $62.5 million of service revenues in fiscal year 2010. The remainder of the service revenue increase was primarily driven by growth in our mobile broadband service revenues and approximately $5.2 million from our government satellite communication systems service sales.

Cost of Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$408.5	$424.6	$(16.1)	(3.8)%
Percentage of product revenues	69.9%	71.3%		

Our cost of product revenues decreased from $424.6 million to $408.5 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the decreased product revenues, which caused a decrease of approximately $8.0 million in cost of product revenues. We also experienced improved product margins resulting in a further decrease in cost of product revenues of approximately $8.1 million. This improvement in margin was primarily due to product cost reductions in information assurance products, consumer broadband programs and enterprise VSAT networks in fiscal year 2010 compared to fiscal year 2009. Cost of product revenues may fluctuate in future periods depending on the mix of products sold, competition, new product introduction costs and other factors.

Cost of Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of service revenues	$ 66.8	$ 22.2	$ 44.6	201.0%
Percentage of service revenues	64.3%	67.6%		

Our cost of service revenues increased from $22.2 million to $66.8 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the service revenue increase from the acquisition of WildBlue in December 2009. The remainder of the increase in cost of service revenues was primarily driven by service revenue increases from our mobile broadband services and our government satellite communication systems services. Cost of service revenues may fluctuate in future periods depending on the mix of services provided, competition, new service introduction costs and other factors.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$132.9	$98.6	$34.3	34.7%
Percentage of total revenues	19.3%	15.7%		

The increase in selling, general and administrative (SG&A) expenses of $34.3 million during fiscal year 2010 compared to fiscal year 2009 was primarily attributable to $21.0 million in SG&A attributable to WildBlue since the date of acquisition (of which $2.7 million related to certain post-acquisition charges recorded for restructuring cost related to terminated employees), $8.7 million in transaction-related expenses incurred in connection with the WildBlue acquisition and approximately $3.8 million in new business proposal costs for new contract awards. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

general management. Some SG&A expenses are difficult to predict and vary based on specific government, commercial and satellite service sales opportunities.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 27.3	$29.6	$ (2.3)	(7.8)%
Percentage of total revenues	4.0%	4.7%		

The decrease in independent, research and development (IR&D) expenses of approximately $2.3 million reflects a year-over-year decrease in the government systems segment of $3.4 million, offset by an increase in the commercial networks segment of $1.1 million, for fiscal year 2010 when compared to fiscal year 2009. The lower IR&D expenses were principally due to a shift of some of our efforts from internal development projects to customer-funded development.

Amortization of Acquired Intangible Assets. We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from eight months to ten years. The increase in amortization was primarily due to the amortization of approximately $3.8 million related to the new intangibles acquired as a result of the WildBlue acquisition in December 2009, offset partially by a decrease in amortization due to the fact that certain acquired technology intangibles in our commercial networks segment became fully amortized over the preceding twelve months.

The expected amortization expense of amortizable acquired intangible assets for the next five fiscal years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2011	$17,807
Expected for fiscal year 2012	16,551
Expected for fiscal year 2013	13,446
Expected for fiscal year 2014	11,705
Expected for fiscal year 2015	11,628
Thereafter	18,252
	$89,389

Interest Income. The decrease in interest income of $0.8 million year-over-year was primarily due to lower interest rates on our investments and lower average invested cash balances during fiscal year 2010 when compared to fiscal year 2009.

Interest Expense. The increase in interest expense of $6.8 million year-over-year was primarily due to interest expense on the Notes and the Credit Facility. We capitalized $8.8 million of interest expense associated with the construction of our ViaSat-1 satellite and other assets during fiscal year 2010 compared to no amounts capitalized during fiscal year 2009. The amount of such capitalized interest will depend on the carrying value of the ViaSat-1 satellite and the duration of the construction phase of the project. We expect to incur significantly more interest expense as a result of the issuance on October 22, 2009 of the Notes and will continue to capitalize additional interest related to our ViaSat-1 satellite construction project, as appropriate.

Provision for Income Taxes. The effective income tax rate remained flat at 15.0% in fiscal years 2010 and 2009. The provision for income taxes for fiscal year 2010 reflects the expiration of the federal research and development tax credit on December 31, 2009, and the recognition of approximately $3.5 million of previously unrecognized tax benefits due to the expiration of the statute of limitations for certain previously filed tax returns.

OUR SEGMENT RESULTS FISCAL YEAR 2010 COMPARED TO FISCAL YEAR 2009

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$385.2	$388.7	$ (3.5)	(0.9)%

The revenue decrease in our government systems segment was primarily due to lower sales of $16.4 million in information assurance products, primarily due to delayed awards caused by the timing of government funding for a number of customers and $4.3 million in tactical data link products, offset by higher sales of $15.9 million in our government satellite communication systems and higher sales of approximately $1.3 million spread across various other products.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 55.7	$ 57.0	$ (1.3)	(2.3)%
Percentage of segment revenues	14.5%	14.7%		

Our government systems segment operating profit decreased $1.3 million during fiscal year 2010 when compared to fiscal year 2009, primarily due to higher new business proposal costs for new contract awards of approximately $5.5 million offset by lower IR&D costs of approximately $3.4 million.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$227.1	$230.8	$ (3.7)	(1.6)%

Our commercial networks segment revenue decrease was mainly due to a reduction in product sales of $15.7 million from our consumer broadband products, partially due to ViaSat no longer selling equipment to WildBlue as a customer following our acquisition of WildBlue and $11.8 million from our mobile broadband satellite communication systems products. These decreases were offset by higher product sales of $13.5 million from our enterprise VSAT networks and $9.4 million from our antenna systems products.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 6.1	$ 0.1	$ 6.0	9,568.3%
Percentage of segment revenues	2.7%	0.0%		

Our commercial networks segment operating profit increased in fiscal year 2010 when compared to fiscal year 2009, primarily due to product cost decreases resulting in higher product margin contributions of approximately $4.9 million, mainly from our consumer broadband products and our enterprise VSAT networks products, and a $3.2 million decrease in selling, support and new business proposal costs, offset by a $1.1 million increase in IR&D costs.

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 75.8	$ 8.7	$67.1	771.9%

The increase in our satellite services segment revenue in fiscal year 2010 when compared to fiscal year 2009 was primarily due to the acquisition of WildBlue in December 2009 which contributed $63.4 million of revenues in fiscal year 2010. The remainder of the revenue increase was primarily driven by growth in our mobile broadband services revenues.

Segment Operating Loss

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (9.3)	$ (4.0)	$ (5.3)	(133.9)%
Percentage of segment revenues	(12.3)%	(45.8)%		

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

The increase in our satellite services segment operating loss of $5.3 million in fiscal year 2010 when compared to fiscal year 2009 was primarily due to approximately $8.7 million in transaction-related expenses incurred in connection with the WildBlue acquisition and $21.0 million in SG&A expenses incurred by WildBlue during fiscal year 2010 since the date of acquisition (of which $2.7 million was related to certain post-acquisition charges recorded for restructuring costs related to terminated employees), offset by WildBlue revenues and related product contributions of $25.5 million.

FISCAL YEAR 2009 COMPARED TO FISCAL YEAR 2008

Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$595.3	$543.5	$51.9	9.5%
Percentage of total revenues	94.8%	94.6%		

Product revenues increased from $543.5 million in fiscal year 2008 to $595.3 million during fiscal year 2009. The increase was primarily related to higher sales of $45.5 million in information assurance products, $29.6 million in government satellite communication systems, $19.2 million in mobile broadband satellite communication systems programs and $6.0 million in video data link systems, offset by a decrease in sales of $34.0 million in consumer broadband products sales, $10.8 million in tactical data link products, $2.2 million in enterprise VSAT networks and product sales and a decrease of $1.1 million in sales from our majority-owned subsidiary, TrellisWare Technologies, Inc. (TrellisWare).

Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Service revenues	$ 32.8	$ 31.2	$ 1.7	5.3%
Percentage of total revenues	5.2%	5.4%		

Service revenue increased from $31.2 million in fiscal year 2008 to $32.8 million during fiscal year 2009 primarily derived from service arrangements supporting both the mobile broadband and managed broadband service markets in our satellite services segment.

Cost of Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$424.6	$394.7	$30.0	7.6%
Percentage of product revenues	71.3%	72.6%		

The increase in cost of product revenues from $394.7 million during fiscal year 2008 to $424.6 million in fiscal year 2009 was primarily due to our increased product revenues year-over-year, resulting in increased cost of product revenue of approximately $37.7 million offset by a slight year-over-year decrease in cost of product revenues as a percentage of product revenues from 72.6% to 71.3%, reducing the cost of product revenues by approximately $7.7 million. This improvement was due to product cost reductions in our government satellite communication systems programs, offset by an increase in product cost of revenues in our consumer broadband development programs in fiscal year 2009 compared to fiscal year 2008. Product cost of revenues for fiscal years 2009 and 2008 included approximately $2.5 million and $1.8 million, respectively, in stock-based compensation expense.

Cost of Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of service revenues	$ 22.2	$ 18.9	$ 3.4	17.8%
Percentage of service revenues	67.6%	60.5%		

The increase in cost of service revenues from $18.9 million during fiscal year 2008 to $22.2 million in fiscal year 2009 was primarily due to a year-over-year increase in cost of service revenues as a percentage of service revenues from 60.5% to 67.6% resulting in higher cost of service revenue of approximately $2.3 million. This was due to lower margins in both our mobile broadband services and managed broadband service markets.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 98.6	$ 76.4	$22.3	29.1%
Percentage of revenues	15.7%	13.3%		

The increase in SG&A expenses in fiscal year 2009 compared to fiscal year 2008 was primarily attributable to higher selling and new business proposal costs of approximately $4.1 million for new contract awards, increased support costs related to business growth of approximately $14.4 million, increased support costs related to our ViaSat-1 satellite of $2.1 million and an increase of approximately $1.6 million in stock-based compensation expense.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 29.6	$ 32.3	$ (2.7)	(8.2)%
Percentage of revenues	4.7%	5.6%		

The year-over-year decrease in IR&D expenses of approximately $2.7 million reflects a year-over-year decrease in our commercial networks segment of $4.8 million for fiscal year 2009 when compared to fiscal year 2008, offset by an increase in our government systems segment of $2.2 million. The lower IR&D expenses were principally due to a shift of some of our efforts from internal development projects to customer-funded development.

Amortization of Intangible Assets. The intangible assets from prior acquisitions are being amortized over estimated useful lives ranging from eight months to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

Interest Income. Interest income decreased to $1.5 million for fiscal year 2009 from $5.7 million for fiscal year 2008 due to lower interest rates on our investments and lower average invested cash balances year-over-year.

Interest Expense. Interest expense decreased slightly to $0.5 million for fiscal year 2009 from $0.6 million for fiscal year 2008. Commitment fees on our line of credit availability remained substantially the same for each period. We had no outstanding borrowings under our line of credit at April 3, 2009 and March 28, 2008.

Provision for Income Taxes. The decrease in the effective income tax rate from 15.0% in fiscal year 2009 compared to 28.1% in fiscal year 2008 was primarily due to increased federal tax credits in fiscal year 2009 as the federal research credit in fiscal year 2009 included fifteen months of the credit compared to only nine months in fiscal year 2008 as a result of the October 2008 reinstatement of the credit retroactively from January 1, 2008.

OUR SEGMENT RESULTS FISCAL YEAR 2009 COMPARED TO FISCAL YEAR 2008

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$388.7	$319.5	$69.1	21.6%

Our year-over-year government systems segment revenues increased primarily due to higher customer awards of $407.3 million during fiscal year 2009 compared to $306.2 million in fiscal year 2008, and the conversion of a portion of those awards into revenues. The $69.1 million revenue increase was generated from higher product sales of information assurance products of $45.5 million, next generation military satellite communication systems of $29.6 million and video data link systems of $6.0 million, offset by a revenue decrease of $10.8 million in next generation tactical data link development and a $1.1 million revenue decrease from our majority-owned subsidiary TrellisWare.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 57.0	$ 45.8	$ 11.2	24.5%
Percentage of segment revenues	14.7%	14.3%		

Government systems segment operating profits increased in fiscal year 2009 when compared to fiscal year 2008 primarily due to increased revenues and related product contributions of $27.7 million, offset by $14.3 million in higher selling, support and new business proposal costs, and a $2.2 million increase in IR&D costs.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$230.8	$248.3	$(17.5)	(7.0)%

The decrease in our commercial networks segment fiscal year 2009 revenues compared to fiscal year 2008 primarily resulted from reduced consumer broadband products revenues of $34.0 million and a $2.2 million revenue reduction from enterprise VSAT networks and products, offset by a $19.2 million revenue increase from our mobile satellite systems programs.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 0.1	$ 9.8	$ (9.7)	(99.4)%
Percentage of segment revenues	0.0%	3.9%		

Our commercial networks segment operating profit decreased in fiscal year 2009 from fiscal year 2008 primarily due to higher selling, support and new business proposal costs of $6.0 million. We also experienced operating profit decreases due to the addition of certain consumer product programs for next generation broadband equipment yielding lower margins compared to prior year. These operating profit decreases were slightly offset by better program performance in our antenna systems products group totaling approximately $1.8 million and in our mobile satellite systems programs totaling approximately $1.7 million.

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 8.7	$ 6.8	$ 1.9	27.6%

Our satellite services segment experienced a slight revenue increase year-over-year. These revenues were primarily derived from service arrangements supporting both the mobile broadband and enterprise managed networks services markets.

Segment Operating Loss

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$(4.0)	$(2.9)	$(1.1)	(39.5)%
Percentage of segment revenues	(45.8)%	(41.8)%		

The increase in satellite services segment operating losses of $1.1 million in fiscal year 2009 when compared to fiscal year 2008 was primarily driven by a $2.1 million increase in legal and support costs related to our ViaSat-1 satellite, offset by approximately $1.0 million in contributions from satellite services segment revenue growth, net of cost of revenues.

Backlog

As reflected in the table below, both funded and firm backlog increased during fiscal year 2010, primarily due to some expected large contract awards that we began pursuing in fiscal year 2009 and for which negotiations were completed in fiscal year 2010.

(In millions)	April 2, 2010	April 3, 2009
FIRM BACKLOG		
Government Systems segment	$217.8	$225.6
Commercial Networks segment	283.5	238.7
Satellite Services segment	27.5	10.3
Total	$528.8	$474.6
FUNDED BACKLOG		
Government Systems segment	$210.0	$209.1
Commercial Networks segment	283.5	187.1
Satellite Services segment	27.5	10.3
Total	$521.0	$406.5
Contract options	$ 27.3	$ 25.6

The firm backlog does not include contract options. Of the $528.8 million in firm backlog, approximately $327.5 million is expected to be delivered in fiscal year 2011, and the balance is expected to be delivered in fiscal year 2012 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders.

Our total new awards were $766.2 million, $728.4 million and $560.0 million for fiscal years 2010, 2009 and 2008, respectively. New contract awards in fiscal year 2010 were a record for us.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

OVERVIEW

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing and equity financing. During fiscal year 2010, we generated $432.1 million of net cash from financing activities, which included net proceeds from a public offering of our common stock, the issuance of the Notes and additional borrowings under our Credit Facility. The general cash needs of our government systems, commercial networks and satellite services segments can vary significantly and depend on the type and mix of contracts in backlog (i.e., product or service, development or production, and timing of payments), the quality of the customer (i.e., government or commercial, domestic or international), the duration of the contract and the timing of payment of capital expenditures (e.g., milestones under our satellite construction and launch contracts). In addition, primarily within our government systems and commercial networks segments, program performance significantly impacts the timing and amount of cash flows. If a program is performing and meeting its contractual requirements, then the cash flow requirements are usually lower. The cash needs of the government systems segment tend to be more a function of the type of contract rather than customer quality. Also, U.S. government procurement regulations tend to restrict the timing of cash payments on the contract. In the commercial networks and satellite services segments, our cash needs are driven primarily by the quality of the customer and the type of contract. The quality of the customer can affect the specific contract cash flow and whether financing instruments are required by the customer. In addition, the commercial networks

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

and satellite services financing environments tend to provide for more flexible payment terms with customers, including advance payments.

Cash provided by operating activities in fiscal year 2010 was $112.5 million as compared to cash provided by operating activities in fiscal year 2009 of $61.9 million. The increase of $50.6 million in cash provided by operating activities in fiscal year 2010 as compared to fiscal year 2009 was primarily attributed to a year-over-year net decrease in cash used for net operating assets of $25.3 million and higher earnings after the effect of non-cash add-backs of approximately $25.3 million, which were mainly comprised of depreciation and deferred income taxes. The net operating asset decrease was predominantly due to an increase in our collections in excess of revenues included in accrued liabilities, which increased $13.8 million from the prior fiscal year-end, prior to the effect of the WildBlue acquisition. Collections in excess of revenues increased in fiscal year 2010 due to the timing of certain larger development projects milestones billings on programs in our government systems segment and commercial networks segment.

Cash used in investing activities in fiscal year 2010 was $519.0 million as compared to cash used in investing activities in fiscal year 2009 of $126.1 million. The increase in cash used in investing activities was primarily related to $378.0 million of net cash used for the acquisition of WildBlue, as well as an increase of approximately $17.0 million for capital expenditures for other equipment and new CPE units. Our payments for the construction of ViaSat-1 were consistent with the prior year at approximately $93.7 million in fiscal year 2010 compared to approximately $93.4 million in fiscal year 2009.

Cash provided by financing activities for fiscal year 2010 was $432.1 million as compared to $3.2 million for fiscal year 2009. The approximate $428.9 million increase in cash inflows for fiscal year 2010 compared to fiscal year 2009 was primarily related to the $271.6 million in proceeds, net of issue discount, from issuance of the Notes in October 2009, $60.0 million in proceeds from borrowings under our Credit Facility, and $100.5 million in net proceeds from a public offering of common stock in March 2010. These cash inflows were offset by the payment of debt issuance costs of $12.8 million and the repurchase of 251,731 shares of ViaSat common stock from Intelsat for approximately $8.0 million. In addition, cash provided by financing activities for both periods included cash received from stock option exercises and employee stock purchase plan purchases, offset by the repurchase of common stock related to net share settlement of certain employee tax liabilities in connection with the vesting of restricted stock unit awards.

SATELLITE-RELATED ACTIVITIES

In January 2008, we entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada related to our anticipated high-capacity satellite system. Under the satellite construction contract with SS/L, we purchased ViaSat-1, a new high-capacity Ka-band spot-beam satellite designed by us and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). We have entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse us for 15% of the total costs associated with launch and launch insurance, which is estimated to be approximately $20.3 million, and in-orbit insurance and satellite operating costs post launch.

In November 2008, we entered into a launch services agreement with Arianespace to procure launch services for ViaSat-1 at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, we substituted ILS International Launch Services, Inc. (ILS) for Arianespace as the primary provider of launch services for ViaSat-1 and, accordingly, we entered into a contract for launch services with ILS to procure launch services for ViaSat-1 at an estimated cost of approximately $80.0 million, subject to certain adjustments, resulting in a net savings of approximately $20.0 million.

On May 7, 2009, we entered into an Amended and Restated Launch Services Agreement with Arianespace. Under the terms of the Amended and Restated Launch Services Agreement, Arianespace has agreed to perform certain launch services to maintain the launch capability for ViaSat-1, should the need arise, or for launch services of a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The projected total cost of the ViaSat-1 project, including the satellite, launch, insurance and related gateway infrastructure, through in-service of the satellite is estimated to be approximately $400.0 million, excluding capitalized interest, and will depend on the timing of the gateway infrastructure roll-out, among other things. However, we anticipate capitalizing certain amounts of interest expense related to our outstanding borrowings in connection with our capital projects under construction, such as construction of ViaSat-1 and other assets. We continually evaluate alternative strategies that would limit our total required investment. We believe we have adequate sources of funding for the project, which includes our cash on hand, the cash we expect to generate from operations over the next few years, and additional borrowing ability based on our financial position and debt leverage ratio. We believe this provides us flexibility to execute this project in an appropriate manner and/or obtain outside equity under terms that we consider reasonable.

SENIOR NOTES DUE 2016

On October 22, 2009, we issued $275.0 million in principal amount of Notes in a private placement to institutional buyers. The Notes were exchanged in May 2010 for substantially identical Notes that had been registered with the Securities and Exchange Commission (SEC). The Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2010. The Notes were issued with an original issue discount of 1.24%, or $3.4 million. The Notes are recorded as long-term debt, net of original issue discount, in our consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the Notes are amortized to interest expense over the term of the Notes.

The Notes are guaranteed on an unsecured senior basis by each of our existing and future subsidiaries that guarantees the Credit Facility. The Notes and the guarantees are our and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of their existing and future unsecured unsubordinated debt. The Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that are not guarantors of the Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the Notes limits, among other things, our and our restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce our satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, we may redeem up to 35% of the Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. We may also redeem the Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such Notes on September 15, 2012 plus (2) all required interest payments due on such Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such Notes. The Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 12, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require us to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In connection with the private placement of the Notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the Notes. We agreed to use commercially reasonable efforts to consummate an exchange offer within 365 days after the issuance of the Notes or, under certain circumstances, to prepare and file a shelf registration statement to cover the resale of the Notes. If we did not comply with certain of our obligations under the registration rights agreement, the registration rights agreement provided that additional interest would accrue on the principal amount of the Notes at a rate of 0.25% per annum during the 90-day period immediately following such default and would increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event would the penalty rate exceed 1.00% per annum. In accordance with the registration rights agreement, we consummated the exchange offer on May 24, 2010. Accordingly, we have no obligation to pay additional interest on the Notes.

CREDIT FACILITY AND LIQUIDITY

We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. At April 2, 2010, we had $89.6 million in cash and cash equivalents, $214.5 million in working capital and $60.0 million in principal amount of outstanding borrowings under our Credit Facility. At April 3, 2009, we had $63.5 million in cash and cash equivalents, $203.4 million in working capital and no outstanding borrowings under our Credit Facility. Our cash and

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

cash equivalents are held in accounts managed by third party financial institutions. To date, we have experienced no loss of access to our cash equivalents; however, there can be no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

The Credit Facility, as amended, provides a revolving line of credit of $275.0 million (including up to $35.0 million of letters of credit), which matures on July 1, 2012. Borrowings under the Credit Facility bear interest, at our option, at either (1) the highest of the Federal Funds rate plus 0.50%, Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) at the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the ratio of our debt to earnings before interest, taxes, depreciation and amortization (EBITDA). At April 2, 2010, the effective interest rate on our outstanding borrowings under the Credit Facility was 4.75%. We have capitalized certain amounts of interest expense on our Credit Facility in connection with the construction of ViaSat-1 and other assets. The Credit Facility is guaranteed by certain of our domestic subsidiaries and collateralized by substantially all of our respective assets.

At April 2, 2010, we had $60.0 million in principal amount of outstanding borrowings under the Credit Facility and $12.9 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility of $202.1 million.

The Credit Facility contains financial covenants regarding a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. On December 14, 2009, we amended the Credit Facility to clarify the calculation of EBITDA following the completion of the WildBlue acquisition. On March 15, 2010, we further amended the Credit Facility to, among other things, (1) increase the aggregate amount of letters of credit that may be issued from $25.0 million to $35.0 million, (2) permit ViaSat to request an increase in the revolving loan commitment under the Credit Facility of up to $90.0 million, (3) increase the basket for permitted indebtedness for capital lease obligations from $10.0 million to $50.0 million, (4) increase the maximum permitted leverage ratio and senior secured leverage ratio, (5) decrease the minimum permitted interest coverage ratio, and (6) increase certain baskets under the Credit Facility for permitted investments and capital expenditures. On March 23, 2010, we increased the amount of our revolving line of credit under the Credit Facility from $210.0 million to $275.0 million.

To further enhance our liquidity position, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private capital markets. In March 2010, we filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

On March 31, 2010, we and certain WildBlue Investors completed the sale of an aggregate of 6,900,000 shares of ViaSat common stock in an underwritten public offering, 3,173,962 of which were sold by us and 3,726,038 of which were sold by such WildBlue Investors. Our net proceeds from the offering were approximately $100.5 million. The shares sold by WildBlue Investors in the offering constituted shares of our common stock issued to such WildBlue Investors in connection with our acquisition of WildBlue. We expect to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, financing costs related to the purchase, launch and operation of ViaSat-1 or any future satellite, or other potential acquisitions. On April 1, 2010, we used $80.0 million of the net proceeds to repay outstanding borrowings under the Credit Facility.

Our future capital requirements will depend upon many factors, including the timing and amount of cash required for the ViaSat-1 satellite project pursuant to our contractual commitments, other future broadband satellite projects we may engage in, expansion of our research and development and marketing efforts, and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities along with availability under our Credit Facility will be sufficient to meet our anticipated operating requirements for at least the next twelve months.

Contractual Obligations

The following table sets forth a summary of our obligations at April 2, 2010:

For the Fiscal Years Ending (In thousands)	Total	2011	2012–2013	2014–2015	Thereafter
Operating leases and satellite capacity agreements	$ 133,502	$ 25,321	$ 43,414	$ 39,147	$ 25,620
The Notes[1]	432,624	24,406	48,813	48,813	310,592
Line of credit	60,000	—	60,000	—	—
Standby letters of credit	12,946	12,534	412	—	—
Purchase commitments including satellite-related agreements	439,838	219,196	37,939	148,483	34,220
Total	$1,078,910	$281,457	$190,578	$236,443	$370,432

(1) Includes total interest payments on the Notes of $24.4 million in fiscal year 2011, $48.8 million in fiscal 2012–2013, $48.8 million in fiscal 2014–2015 and $35.6 million thereafter.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We have also entered into agreements with suppliers for the construction, operation and launch of ViaSat-1.

In addition, we have contracted for an additional launch which can be used as a back-up launch for ViaSat-1 or for a future satellite. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our consolidated balance sheets included $24.4 million and $24.7 million of "other liabilities" as of April 2, 2010 and April 3, 2009, respectively, which primarily consists of our long-term warranty obligations, deferred lease credits, long-term portion of deferred revenue and long-term unrecognized tax position liabilities. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 8 of the notes to consolidated financial statements for additional information regarding our income taxes and related tax positions and Note 13 for a discussion of our product warranties.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 16 of the notes to our consolidated financial statements, which we incorporate herein by reference.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at April 2, 2010 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or disclosed in the notes to our consolidated financial statements included in this report.

Recent Authoritative Guidance

In June 2009, the FASB issued authoritative guidance which amends the consolidation guidance applicable to variable interest entities SFAS 167, "Amendments to FASB Interpretation No. 46R" (SFAS 167). The guidance will affect the overall consolidation analysis under the current authoritative guidance for consolidation of variable interest entities (FIN 46R/ASC 810) and is effective for us as of the beginning of the first quarter of fiscal year 2011. We are currently evaluating the impact that the guidance may have on our consolidated financial statements and disclosures.

In October 2009, the FASB issued authoritative guidance for revenue recognition with multiple deliverables (EITF 08-1, "Revenue Arrangements with Multiple Deliverables"). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This guidance will be effective for us beginning in the first quarter of fiscal year 2012; however, early adoption is permitted. The revised guidance is not expected to have a material impact on our consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE RISK

Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, and short-term and long-term obligations, including the Credit Facility and the Notes. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. As of April 2, 2010, we had $60.0 million and $275.0 million in principal amount of outstanding borrowings under our Credit Facility and Notes, respectively, and we held no short-term investments. Our exposure to market risk for changes in interest rates relates primarily to borrowings under our Credit Facility, cash equivalents, short-term investments and short-term obligations, as our Notes bear interest at a fixed rate.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant portion of our cash balance in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Given recent declines in interest rates, our interest income has been and may continue to be negatively impacted. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average interest rate on our cash and cash equivalents, assuming balances remain constant over a year, changed by 50 basis points, interest income would have increased or decreased by approximately $0.3 million. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

As of April 2, 2010, we had $60.0 million in principal amount of outstanding borrowings under our Credit Facility. Our primary interest rate under the Credit Facility is the Eurodollar rate plus an applicable margin that is based on the ratio of our debt to EBITDA. As of April 2, 2010, the effective interest rate on our outstanding borrowings under the Credit Facility was 4.75%. Assuming the outstanding balance remained constant over a year, a 50 basis point increase in the interest rate would increase interest incurred prior to effects of capitalized interest and cash flow by approximately $0.3 million.

FOREIGN EXCHANGE RISK

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies and we pay some of our vendors in Euros, we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of April 2, 2010, we had no foreign currency exchange contracts outstanding.

Summarized Quarterly Data (Unaudited)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2010 and 2009 are as follows:

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2010				
Revenues	$158,408	$160,666	$156,364	$212,642
Income from operations	11,271	12,029	1,862	17,848
Net income	8,292	9,092	3,063	10,392
Net income attributable to ViaSat, Inc.	8,269	9,175	3,246	10,446
Basic net income per share	0.27	0.29	0.10	0.29
Diluted net income per share	0.25	0.28	0.09	0.27

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2009				
Revenues	$152,961	$159,280	$150,362	$165,576
Income from operations	9,157	9,303	11,559	14,268
Net income	6,370	9,275	10,626	12,176
Net income attributable to ViaSat, Inc.	6,291	9,258	10,666	12,116
Basic net income per share	0.21	0.30	0.35	0.39
Diluted net income per share	0.20	0.29	0.34	0.38

Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of April 2, 2010, the end of the period covered by this Annual Report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of April 2, 2010.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

During the quarter ended April 2, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the company's management concluded that its internal control over financial reporting was effective as of April 2, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We excluded WildBlue from our assessment of internal control over financial reporting as of April 2, 2010 because we acquired WildBlue in a purchase business combination on December 15, 2009. The assets of WildBlue, a wholly owned subsidiary, constituted approximately $517.9 million of our total assets as of April 2, 2010, and WildBlue revenues constituted approximately $63.4 million of our total revenues for the fiscal year ended April 2, 2010.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of April 2, 2010, as stated in their report which appears on page 34.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIASAT, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, and equity present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at April 2, 2010 and April 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended April 2, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in a subsidiary in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded WildBlue Holding, Inc. ("WildBlue") from its assessment of internal control over financial reporting as of April 2, 2010 because it was acquired by the Company in a purchase business combination during fiscal 2010. We have also excluded WildBlue from our audit of internal control over financial reporting. WildBlue is a wholly-owned subsidiary whose total assets and total revenues represent $517.9 million and $63.4 million, respectively, of the related consolidated financial statement amounts as of and for the year ended April 2, 2010.



San Diego, California
May 28, 2010

Consolidated Balance Sheets

(In thousands, except share data)	As of April 2, 2010	As of April 3, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 89,631	$ 63,491
Accounts receivable, net	176,351	164,106
Inventories	82,962	65,562
Deferred income taxes	17,346	26,724
Prepaid expenses and other current assets	28,857	18,941
Total current assets	395,147	338,824
Satellites, net	495,689	110,588
Property and equipment, net	155,804	59,637
Other acquired intangible assets, net	89,389	16,655
Goodwill	75,024	65,429
Other assets	82,499	31,809
Total assets	$1,293,552	$622,942
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 78,355	$ 63,397
Accrued liabilities	102,251	72,037
Total current liabilities	180,606	135,434
Line of credit	60,000	—
Long-term debt, net	271,801	—
Other liabilities	24,395	24,718
Total liabilities	536,802	160,152
Commitments and contingencies (Notes 11 and 12) Equity:		
ViaSat, Inc. equity		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at April 2, 2010 and April 3, 2009, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 39,792,633 and 31,047,118 shares outstanding at April 2, 2010 and April 3, 2009, respectively	4	3
Paid-in capital	545,962	273,102
Retained earnings	218,607	187,471
Common stock held in treasury, at cost, 407,137 and 66,968 at April 2, 2010 and April 3, 2009, respectively	(12,027)	(1,701)
Accumulated other comprehensive income (loss)	459	(127)
Total ViaSat, Inc. stockholders' equity	753,005	458,748
Noncontrolling interest in subsidiary	3,745	4,042
Total equity	756,750	462,790
Total liabilities and equity	$1,293,552	$622,942

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Fiscal Years Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009	March 28, 2008
Revenues:			
Product revenues	$584,074	$595,342	$543,468
Service revenues	104,006	32,837	31,182
Total revenues	688,080	628,179	574,650
OPERATING EXPENSES:			
Cost of product revenues	408,526	424,620	394,666
Cost of service revenues	66,830	22,204	18,854
Selling, general and administrative	132,895	98,624	76,365
Independent research and development	27,325	29,622	32,273
Amortization of acquired intangible assets	9,494	8,822	9,562
Income from operations	43,010	44,287	42,930
OTHER INCOME (EXPENSE):			
Interest income	621	1,463	5,712
Interest expense	(7,354)	(509)	(557)
Income before income taxes	36,277	45,241	48,085
Provision for income taxes	5,438	6,794	13,521
Net income	30,839	38,447	34,564
Less: Net (loss) income attributable to the noncontrolling interest, net of tax	(297)	116	1,051
Net income attributable to ViaSat, Inc.	$ 31,136	$ 38,331	$ 33,513
Net income per share attributable to ViaSat, Inc. common stockholders:			
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.94	$ 1.25	$ 1.11
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.89	$ 1.20	$ 1.04
Shares used in computing basic net income per share	33,020	30,772	30,232
Shares used in computing diluted net income per share	34,839	31,884	32,224

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 30,839	$ 38,447	$ 34,564
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	37,373	18,658	15,972
Amortization	9,582	9,952	12,069
Provision for bad debts	416	377	501
Deferred income taxes	4,229	(5,285)	488
Incremental tax benefits from stock-based compensation	—	(346)	(977)
Stock-based compensation expense	12,212	9,837	7,123
Other non-cash adjustments	2,661	373	894
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(1,117)	(9,103)	(16,014)
Inventories	(9,367)	(5,338)	(13,976)
Other assets	1,504	(2,653)	(4,077)
Accounts payable	2,965	1,740	1,216
Accrued liabilities	20,612	2,654	8,347
Other liabilities	637	2,629	2,173
Net cash provided by operating activities	112,546	61,942	48,303
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments related to acquisitions of businesses, net of cash acquired	(377,987)	(925)	(9,826)
Purchases of property, equipment and satellites	(134,543)	(117,194)	(22,765)
Cash paid for patents, licenses and other assets	(13,796)	(8,028)	(2,582)
Change in restricted cash, net	7,298	—	—
Purchases of short-term investments held-to-maturity	—	—	(11,835)
Maturities of short-term investments held-to-maturity	—	—	11,835
Net cash used in investing activities	(519,028)	(126,147)	(35,173)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt, net of discount	271,582	—	—
Proceeds from line of credit borrowings	263,000	10,000	—
Payments on line of credit	(203,000)	(10,000)	—
Payment of debt issuance costs	(12,781)	—	—
Proceeds from common stock issued in public offering, net of issuance costs	100,533	—	—
Proceeds from issuance of common stock under equity plans	23,085	6,742	8,388
Purchase of common stock in treasury	(10,326)	(667)	(1,034)
Payment on secured borrowing	—	(4,720)	—
Proceeds from sale of stock of majority-owned subsidiary	—	1,500	—
Incremental tax benefits from stock-based compensation	—	346	977
Net cash provided by financing activities	432,093	3,201	8,331
Effect of exchange rate changes on cash	529	(681)	370
Net increase (decrease) in cash and cash equivalents	26,140	(61,685)	21,831
Cash and cash equivalents at beginning of year	63,491	125,176	103,345
Cash and cash equivalents at end of year	$ 89,631	$ 63,491	$125,176
SUPPLEMENTAL INFORMATION:			
Cash paid for interest (net of amounts capitalized)	$ 6,287	$ 413	$ 170
Cash paid for income taxes, net	$ 7,784	$ 13,287	$ 11,485
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock in connection with acquisitions	$ 131,888	$ —	$ 452
Fair value of assets acquired in business combinations, excluding cash acquired	$ 536,732	$ —	$ 2,873
Fair value of acquired intangibles	$ 91,472	$ —	$ 2,726
Liabilities assumed in business combinations	$ 26,857	$ —	$ 770
Issuance of stock in satisfaction of certain accrued employee compensation liabilities	$ 5,090	$ —	$ —
Issuance of common stock in connection with license right obtained	$ 303	$ —	$ —
Issuance of stock in satisfaction of a payable to former stockholders of an acquired business	$ —	$ —	$ 5,631
Issuance of payable in connection with acquisition	$ —	$ —	$ 800

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Equity and Comprehensive Income

(In thousands, except share data)	Common Stock Number of Shares Issued	Common Stock Amount
Balance at March 30, 2007	29,733,396	$3
Cumulative effect of adopting the authoritative guidance for accounting for uncertainty in income taxes	—	—
Exercise of stock options	386,189	—
Stock issued in connection with acquisitions of businesses, net of issuance costs	14,424	—
Stock issued as additional consideration in connection with acquisition of a business, net of issuance costs	170,763	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of restricted stock unit (RSU) awards	—	—
Issuance of stock under Employee Stock Purchase Plan	101,668	—
RSU awards vesting	94,165	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Other noncontrolling interest activity	—	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at March 28, 2008	30,500,605	$3
Exercise of stock options	337,276	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of RSU awards	—	—
Issuance of stock under Employee Stock Purchase Plan	182,024	—
RSU awards vesting	94,181	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Majority-owned subsidiary stock issuance	—	—
Other noncontrolling interest activity	—	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 3, 2009	31,114,086	$3
Exercise of stock options	1,019,899	—
Issuance of stock under Employee Stock Purchase Plan	168,640	—
Stock-based compensation expense	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	192,894	—
RSU awards vesting	234,039	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	4,286,250	1
Shares repurchased from Intelsat	—	—
Shares issued in connection with license right obtained	10,000	—
Common stock issued under public offering, net of issuance costs	3,173,962	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 2, 2010	40,199,770	$4

See accompanying notes to the consolidated financial statements.

ViaSat, Inc. Stockholders							
		Common Stock in Treasury		Accumulated Other			
Paid-in Capital	Retained Earnings	Number of Shares	Amount	Comprehensive Income (Loss)	Noncontrolling Interest	Total	Comprehensive Income
$232,693	$115,969	—	—	$ 130	$1,123	$349,918	
—	(342)	—	—	—	—	(342)	
5,701	—	—	—	—	—	5,701	
452	—	—	—	—	—	452	
5,631	—	—	—	—	—	5,631	
7,123	—	—	—	—	—	7,123	
1,569	—	—	—	—	—	1,569	
2,687	—	—	—	—	—	2,687	
—	—	—	—	—	—	—	
—	—	(33,238)	$ (1,034)	—	—	(1,034)	
—	—	—	—	—	115	115	
—	33,513	—	—	—	1,051	34,564	$34,564
—	—	—	—	45	—	45	45
							$34,609
$255,856	$149,140	(33,238)	$ (1,034)	$ 175	$2,289	$406,429	
3,619	—	—	—	—	—	3,619	
9,837	—	—	—	—	—	9,837	
667	—	—	—	—	—	667	
3,123	—	—	—	—	—	3,123	
—	—	—	—	—	—	—	
—	—	(33,730)	(667)	—	—	(667)	
—	—	—	—	—	1,500	1,500	
—	—	—	—	—	137	137	
—	38,331	—	—	—	116	38,447	$38,447
—	—	—	—	(302)	—	(302)	(302)
							$38,145
$273,102	$187,471	(66,968)	$ (1,701)	$(127)	$4,042	$462,790	
19,435	—	—	—	—	—	19,435	
3,650	—	—	—	—	—	3,650	
12,212	—	—	—	—	—	12,212	
5,090	—	—	—	—	—	5,090	
—	—	—	—	—	—	—	
—	—	(88,438)	(2,326)	—	—	(2,326)	
131,637	—	—	—	—	—	131,638	
—	—	(251,731)	(8,000)	—	—	(8,000)	
303	—	—	—	—	—	303	
100,533	—	—	—	—	—	100,533	
—	31,136	—	—	—	(297)	30,839	$30,839
—	—	—	—	586	—	586	586
							$31,425
$545,962	$218,607	(407,137)	$(12,027)	$ 459	$3,745	$756,750	

Notes to Consolidated Financial Statements

NOTE 1

The Company and a Summary of Its Significant Accounting Policies

THE COMPANY

ViaSat, Inc. (the "Company") designs, produces and markets advanced innovative satellite and other wireless communication and secure networking systems, products and services.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and results of operations of ViaSat and its wholly owned subsidiaries and of TrellisWare Technologies, Inc. (TrellisWare), a majority-owned subsidiary. All significant intercompany amounts have been eliminated.

The Company's fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2010 refer to the fiscal year ending on April 2, 2010. The Company's quarters for fiscal year 2010 ended on July 3, 2009, October 2, 2009, January 1, 2010 and April 2, 2010. This results in a 53-week fiscal year approximately every four to five years. Fiscal year 2010 is a 52-week year, compared with a 53-week year in fiscal year 2009. As a result of the shift in the fiscal calendar, the second quarter of fiscal year 2009 included an additional week. The Company does not believe that the extra week results in any material impact on its financial results.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the Company's third quarter of fiscal year 2010, the Company completed the acquisitions of WildBlue Holding, Inc., a privately held Delaware corporation (WildBlue) (see Note 9). The acquisition was accounted for as a purchase. Accordingly, the operating results of WildBlue have been included from the date of acquisition in the Company's consolidated financial statements.

On April 4, 2009, the beginning of the Company's first quarter of fiscal year 2010, the Company adopted the authoritative guidance for noncontrolling interests (Statement of Financial Accounting Standards (SFAS) 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51"/ASC 810-10-65-1). The Company adopted the authoritative guidance for noncontrolling interests on a prospective basis, except for the presentation and disclosure requirements which were applied retrospectively for all periods presented. As a result, the Company reclassified to noncontrolling interest, a component of equity, what was previously reported as minority interest in consolidated subsidiary in the mezzanine section of the Company's consolidated balance sheets and reported as a separate caption within the Company's consolidated statements of operations, net income, net income attributable to the noncontrolling interest, and net income attributable to ViaSat, Inc. In addition, the Company utilized net income which now includes noncontrolling interest, as the starting point on the Company's consolidated statements of cash flows in order to reconcile net income to net cash provided by operating activities. These reclassifications had no effect on previously reported consolidated income from operations, net income attributable to ViaSat, Inc. or net cash provided by operating activities. Also, net income per share continues to be based on net income attributable to ViaSat, Inc.

The Financial Accounting Standards Board (FASB) has issued authoritative guidance on the Codification (Statements of Financial Accounting Standards (SFAS) No. 168 (SFAS 168), "FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles"/ASC 105). The authoritative guidance on the Codification (SFAS 168/ASC 105) establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, which serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it has changed the way the guidance is organized and presented. As a result, these changes have had a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in this annual report, and has provided references to the Codification topics alongside the references to the previously existing standards.

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, self-insurance reserves, allowance for doubtful accounts, warranty accrual, valuation of goodwill and other intangible assets, patents, orbital slots and orbital licenses, software development, property, equipment and satellites, long-lived assets, income taxes and valuation allowance on deferred tax assets.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

SHORT-TERM INVESTMENTS

The Company accounts for marketable securities in accordance with the authoritative guidance for investments in debt and equity securities (SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities"/ASC 320). The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. Throughout fiscal years 2009, marketable securities consisted primarily of commercial paper with original maturities greater than 90 days at the date of purchase but less than one year. Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held-to-maturity. Accordingly, the Company had recorded the related amounts at amortized cost as it had the intent and ability to hold the securities to maturity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The Company had no short-term investments as of April 2, 2010 and April 3, 2009.

The Company regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, the Company considers factors including: how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry, expected market volatility and the market in general, any news or financial information that has been released specific to the investee and the outlook for the overall industry in which the investee operates. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to interest income. No such charges were incurred in fiscal year 2010 and fiscal year 2009.

ACCOUNTS RECEIVABLE AND UNBILLED ACCOUNTS RECEIVABLE

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve.

Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be collected within one year.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, number of days the accounts are past due and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Notes to Consolidated Financial Statements (CONT.)

Revenues from the U.S. government comprised 30.3%, 36.0% and 30.4% of total revenues for fiscal years 2010, 2009 and 2008, respectively. Billed accounts receivable to the U.S. government as of April 2, 2010 and April 3, 2009 were 28.7% and 27.7%, respectively, of total billed receivables. In addition, none of Company's commercial customers comprised 10.0% or more of total revenues for fiscal year 2010. In prior years two commercial customers comprised 10.3% and 7.8% of total revenues for fiscal year 2009, and 6.7% and 8.9% of total revenues for fiscal year 2008, respectively (although the second of these two commercial customers was WildBlue, which the Company acquired in December 2009). Billed accounts receivable for these two commercial customers as of April 3, 2009 were 9.8% and 6.6%, respectively, of total billed receivables. The Company's five largest contracts generated approximately 25.4% , 34.8% and 44.1% of the Company's total revenues for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

PROPERTY, EQUIPMENT AND SATELLITES

Equipment, computers and software, furniture and fixtures and the Company's satellite under construction are recorded at cost, net of accumulated depreciation. The Company generally computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to twenty-four years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement. Additions to property, equipment and satellites, together with major renewals and betterments, are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments over the contract periods and are capitalized as incurred. In addition, interest expense is capitalized on the carrying value of the satellite during the construction period. With respect to ViaSat-1, the Company's high-capacity satellite currently under construction, and other assets, the Company capitalized $8.8 million of interest expense during the fiscal year ended April 2, 2010. No interest expense was capitalized during fiscal year 2009.

As a result of the acquisition of WildBlue on December 15, 2009 (see Note 9), the Company acquired the WildBlue-1 satellite (which was placed into service in March 2007) and an exclusive prepaid lifetime capital lease of Ka-band capacity on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005). The acquired assets also included the indoor and outdoor customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program. The Company depreciates the cost of CPE units and associated installation costs over its estimated useful life. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites as of April 2, 2010 was $41.5 million and $4.2 million, respectively. The Company did not have any cost or accumulated depreciation related to CPE units as of April 3, 2009. The Company recorded $4.2 million of depreciation expense related to CPE units during fiscal year 2010. The Company did not record any depreciation expense related to CPE units during fiscal year 2009.

GOODWILL AND INTANGIBLE ASSETS

The authoritative guidance for business combinations (SFAS 141, "Business Combinations"/ASC 805) requires that all business combinations be accounted for using the purchase method. The authoritative guidance for business combinations also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (SFAS 142, "Goodwill and Other Intangible Assets"/ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

PATENTS, ORBITAL SLOTS AND ORBITAL LICENSES

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and orbital licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. The Company capitalized $3.0 million and $1.8 million of costs related to patents, which were included in other assets as of April 2, 2010 and April 3, 2009, respectively. Accumulated amortization related to these patents was $0.3 million and $0.2 million as of April 2, 2010 and April 3, 2009, respectively. Amortization expense related to these patents was $0.1 million for the fiscal year ended April 2, 2010 and less than $0.1 million for each of the fiscal years ended April 3, 2009 and March 28, 2008. The Company also capitalized $5.2 million and $2.6 million of costs related to acquiring and obtaining of licenses which are included in other assets as of April 2, 2010 and April 3, 2009, related to orbital slots and orbital licenses that have not yet been placed into service. If a patent, orbital slot or orbital license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal year 2010, fiscal year 2009 and fiscal year 2008, the Company did not write off any material costs due to abandonment or impairment.

DEBT ISSUANCE COSTS

Debt issuance costs are amortized and recognized as interest expense on a straight-line basis over the expected term of the related debt, which is not materially different from the effective interest rate basis. During fiscal year 2010, the Company paid and capitalized approximately $12.8 million in debt issuance costs related to the Company's 8.875% Senior Notes due 2016 (the Notes) and additional debt issuance costs related to the Company's revolving credit facility (the Credit Facility). During fiscal years 2009 and 2008, the Company did not pay or capitalize any material amounts of debt issuance costs related to the Credit Facility. Unamortized debt issuance costs are recorded in prepaid expenses and other current assets and in other long-term assets in the consolidated balance sheets, depending on the amounts expected to be amortized to interest expense in the next fiscal year.

SOFTWARE DEVELOPMENT

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. The Company capitalized $8.0 million and $0.7 million of costs related to software developed for resale for fiscal years ended April 2, 2010 and April 3, 2009, respectively. The Company did not capitalize any material amounts related to software development for resale for the fiscal year ended March 28, 2008. There was no amortization expense of software development costs during fiscal year 2010. Amortization expense of software development costs was $1.1 million for fiscal year 2009 and $2.5 million for fiscal year 2008.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT, AND SATELLITES, AND OTHER ASSETS)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"/ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by the Company for fiscal years 2010, 2009 and 2008.

IMPAIRMENT OF GOODWILL

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (SFAS 142, "Goodwill and Other Intangible Assets"/ASC 350). The guidance for the goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within the Company's government systems, commercial networks and satellite services segments have goodwill assigned to them. The Company estimates the fair values of the reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate in order to determine the present value of the cash flows. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment.

The Company estimates the fair values of the related reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flows is based on the Company's best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the goodwill impairment model, which could significantly influence whether goodwill impairment charge needs to be recorded.

The cash flow forecasts are adjusted using a discount rate and other indicators of fair value.

Notes to Consolidated Financial Statements (CONT.)

ACQUISITIONS

On December 15, 2009, the Company completed the acquisition of WildBlue (see Note 9). The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of WildBlue from the date of acquisition in the Company's satellite services segment.

On August 2, 2007, the Company completed the acquisition of all of the outstanding capital stock of JAST, S.A. (JAST), a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of JAST from the date of acquisition in the Company's commercial networks segment. In connection with the terms of the Company's JAST acquisition, during fiscal year 2009 and fiscal year 2010, the Company paid in cash approximately $0.8 million of the remaining portion of initial purchase price and approximately $0.2 million of additional cash consideration to the former stockholders of JAST, respectively.

During the Company's fiscal years 2007 and 2006, the Company completed the acquisitions of Enerdyne Technologies, Inc. (Enerdyne), Intelligent Compression Technologies, Inc. (ICT) and Efficient Channel Coding, Inc. (ECC). In connection with the Company's ECC and Enerdyne acquisitions, under the terms of the acquisition agreements, the Company paid approximately $9.0 million and $0.3 million of additional cash consideration, respectively, during fiscal year 2008.

WARRANTY RESERVES

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowing is determined by using available market information for those securities or similar financial instruments.

SELF-INSURANCE LIABILITIES

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance policies provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods, as well as other historical information for the purpose of estimating ultimate costs for a particular policy year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company's self-insurance liability for the plans was $1.4 million as of April 2, 2010 and April 3, 2009. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as current in accordance with the estimated timing of the projected payments.

SECURED BORROWING CUSTOMER ARRANGEMENTS

Occasionally, the Company enters into secured borrowing arrangements in connection with customer financing in order to provide additional sources of funding. As of April 2, 2010 and April 3, 2009, the Company had no secured borrowing arrangements with customers. In the first quarter of fiscal year 2009, the Company paid all obligations related to its secured borrowing, under which the Company pledged a note receivable from a customer to serve as collateral for the obligation under the borrowing arrangement, totaling $4.7 million plus accrued interest.

During fiscal year 2008, due to the customer's payment default under the note receivable, the Company wrote down the note receivable by approximately $5.3 million related to the principal and interest accrued to date. During the fourth quarter of fiscal year 2009, the Company entered into certain agreements with the note receivable insurance carrier providing the Company approximately $1.7 million in cash payments and recorded a current asset of approximately $1.7 million and a long-term asset of approximately $1.5 million as of April 3, 2009. Pursuant to these agreements, the Company received additional cash payments totalling $2.0 million during fiscal year 2010 and as of April 2, 2010 recorded a current asset of approximately $1.0 million and a long-term asset of approximately $0.5 million.

INDEMNIFICATION PROVISIONS

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At April 2, 2010 and April 3, 2009, no such amounts were accrued.

Simultaneously with the execution of the merger agreement relating to the acquisition of WildBlue, the Company entered into an indemnification agreement dated September 30, 2009 with several of the former stockholders of WildBlue pursuant to which such former stockholders agreed to indemnify the Company for costs which result from, relate to or arise out of potential claims and liabilities under various WildBlue contracts, an existing appraisal action regarding WildBlue's 2008 recapitalization, certain rights to acquire securities of WildBlue and a severance agreement. Under the indemnification agreement, the Company is required to pay up to $0.5 million and has recorded a liability of $0.5 million in the consolidated balance sheet as of April 2, 2010 as an element of accrued liabilities.

NONCONTROLLING INTEREST

A noncontrolling interest, previously referred to as minority interest, represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separately from the Company's controlling interest. Revenues, expenses, gains, losses, net income or loss and other comprehensive income are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

In April 2008, the Company's majority-owned subsidiary, TrellisWare, issued additional shares of preferred stock in which the Company invested $1.8 million in order to retain a constant ownership interest. As a result of the transaction, TrellisWare also received $1.5 million in cash proceeds from the issuance of preferred stock to its other principal stockholders.

COMMON STOCK HELD IN TREASURY

During fiscal years 2010 and 2009, the Company delivered 234,039 and 94,181 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the delivery of common stock underlying these restricted stock unit agreements, the Company repurchased 88,438 and 33,730 shares of common stock with a total value of $2.3 million and $0.7 million during fiscal year 2010 and fiscal year 2009, respectively.

On January 4, 2010, the Company repurchased 251,731 shares of ViaSat common stock from Intelsat USA Sales Corp for $8.0 million in cash. Repurchased shares of common stock of 407,137 and 66,968 were held in treasury as of April 2, 2010 and April 3, 2009, respectively.

DERIVATIVES

The Company enters into foreign currency forward and option contracts from time to time to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in interest income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction.

During fiscal year 2010, the Company did not settle any foreign exchange contracts; therefore, there were no realized gains or losses during fiscal year 2010 related to derivative instruments. During fiscal years 2009 and 2008, the Company settled certain foreign exchange contracts and recognized a loss of approximately $0.3 million and a gain of approximately $0.2 million, respectively, recorded in cost of revenues based on the nature of the underlying transactions. The Company had no foreign currency forward contracts outstanding at April 2, 2010 and April 3, 2009.

Notes to Consolidated Financial Statements (CONT.)

FOREIGN CURRENCY

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within stockholders' equity.

REVENUE RECOGNITION

A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to long-term contracts are accounted for under authoritative guidance for the percentage-of-completion method of accounting (the AICPA's Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts"/ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In fiscal years 2010, 2009 and 2008, the Company recorded losses of approximately $9.3 million, $5.4 million and $7.9 million, respectively, related to loss contracts.

The Company also has contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with authoritative guidance for revenue recognition (Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition"/ASC 605). Under this standard, the Company recognizes revenue when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered.

The Company also enters into certain leasing arrangements with customers and evaluates the contracts in accordance with the authoritative guidance for leases (SFAS 13, "Leases"/ASC 840). The Company's accounting for equipment leases involves specific determinations under the authoritative guidance for leases, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, the Company classifies the transactions as sales type or operating leases based on (1) review for transfers of ownership of the property to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, the Company considers the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with authoritative guidance for accounting for multiple element revenue arrangements, (EITF 00-21, "Accounting for Multiple Element Revenue Arrangements"/ASC 605-25), and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by the Company's judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and the Company's ability to establish evidence for those elements could affect the timing of the revenue recognition.

In accordance with authoritative guidance for shipping and handling fees and costs (EITF 00-10, "Accounting for Shipping and Handling Fees and Costs"/ASC 605-45), the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Amounts for obligations extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

Contract costs on U.S. government contracts, including indirect costs, are subject to audit and negotiations with U.S. government representatives. These audits have been completed and agreed upon through fiscal year 2002. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

STOCK-BASED COMPENSATION

Under the authoritative guidance for share-based payments (SFAS 123R, "Share-Based Payment"/ASC 718), stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. On April 2, 2010, the Company had one principal equity compensation plan and employee stock purchase plan described below. The compensation cost that has been charged against income for the equity plan under the authoritative guidance for share-based payments was $10.9 million, $8.7 million and $6.3 million, and for the stock purchase plan was $1.3 million, $1.1 million and $0.8 million, for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, respectively. The total income tax benefit recognized in the income statement for stock-based compensation arrangements under the authoritative guidance for share-based payments was $4.4 million, $3.5 million and $2.6 million for fiscal years 2010, 2009 and 2008, respectively. There was no compensation cost capitalized as part of inventory and fixed assets for fiscal years 2010, 2009 and 2008.

As of April 2, 2010, there was total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan of $34.7 million and $0.3 million, respectively. These costs are expected to be recognized over a weighted average period of 2.3 years, 2.9 years and less than six months for stock options, restricted stock units and the Employee Stock Purchase Plan, respectively. The total fair value of shares vested during the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, including stock options and restricted stock units, was $9.3 million, $6.3 million and $6.8 million, respectively.

Stock Options and Employee Stock Purchase Plan. The Company's employee stock options typically have a simple four-year vesting schedule and a six to ten year contractual term. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during the fiscal year 2010 was $10.55 and $7.84 per share, respectively, during fiscal year 2009 was $7.24 and $6.70 per share, respectively, and during the fiscal year 2008 was $10.00 and $8.66 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options			Employee Stock Purchase Plan		
	2010	2009	2008	2010	2009	2008
Volatility	43.0%	38.9%	38.9%	43.7%	54.6%	37.1%
Risk-free interest rate	1.6%	2.7%	3.7%	2.6%	1.2%	4.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average expected life	4.2 years	4.1 years	4.2 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards.

The expected life of employee stock options represents the calculation using the simplified method consistent with the authoritative guidance for share-based payments. Due to significant changes in the Company's option terms in October of 2006, the Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life. For the expected option life, the Company has "plain-vanilla" stock options, and therefore used a simple average of the vesting period and the contractual term for options as permitted by the authoritative guidance for share-based payments. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under the Company's Employee Stock Purchase Plan would be fully exercised.

Notes to Consolidated Financial Statements (CONT.)

A summary of employee stock option activity for fiscal year 2010 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In thousands)
Outstanding at April 3, 2009	5,449,049	$20.12		
Options granted	383,900	29.05		
Options canceled	(94,874)	29.06		
Options exercised	(1,019,899)	19.06		
Outstanding at April 2, 2010	4,718,176	$20.90	3.22	$64,558
Vested and exercisable at April 2, 2010	3,875,024	$19.65	2.97	$57,874

The total intrinsic value of stock options exercised during the fiscal years 2010, 2009 and 2008 was $11.3 million, $3.9 million and $6.8 million, respectively.

Restricted Stock Units. Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years and have a six-year contractual term. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2010, 2009 and 2008, the Company recognized $7.4 million, $4.8 million and $2.4 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2010, 2009 and 2008 was $29.19, $20.41 and $25.66, respectively. A summary of restricted stock unit activity for fiscal year 2010 is presented below:

	Restricted Stock Units	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at April 3, 2009	814,211		
Awarded	831,250		
Forfeited	(21,807)		
Released	(234,039)		
Outstanding at April 2, 2010	1,389,615	1.70	$48,053
Vested and deferred at April 2, 2010	17,377	—	$ 601

During fiscal year 2010, 2009 and 2008, 234,039 restricted stock units vested with a total intrinsic value of $6.2 million; 94,181 restricted stock units vested with a total intrinsic value of $1.9 million; and 94,165 restricted stock units vested with a total intrinsic value of $2.9 million, respectively.

As stock-based compensation expense recognized in the consolidated statement of operations for the fiscal years 2010, 2009 and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The authoritative guidance for share-based payments requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

Fiscal Year Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009	March 28, 2008
Stock-based compensation expense before taxes	$12,212	$ 9,837	$ 7,123
Related income tax benefits	(4,429)	(3,518)	(2,557)
Stock-based compensation expense, net of taxes	$ 7,783	$ 6,319	$ 4,566

For fiscal year 2010 the Company recorded no incremental tax benefits from stock options exercised and restricted stock unit award vesting as the excess tax benefit from stock options exercised and restricted stock unit award vesting increased the net operating loss carryforward. For fiscal years 2009 and 2008, the Company recorded incremental tax benefits from stock options exercised and restricted stock unit award vesting of $0.3 million and $1.0 million, respectively, which is classified as part of cash flows from financing activities in the consolidated statements of cash flows.

INDEPENDENT RESEARCH AND DEVELOPMENT

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays and rent escalation clauses. GAAP requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such "stepped" rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At April 2, 2010 and April 3, 2009, deferred rent included in accrued liabilities in the Company's consolidated balance sheets was $0.5 million and $0.4 million, respectively, and deferred rent included in other long-term liabilities in the Company's consolidated balance sheets was $6.1 million and $6.2 million, respectively.

INCOME TAXES

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109"/ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Notes to Consolidated Financial Statements (CONT.)

EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, other conditions denoted in the Company's agreements with the predecessor stockholders of certain acquired companies at April 2, 2010, April 3, 2009 and March 28, 2008, and shares potentially issuable under the amended ViaSat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

SEGMENT REPORTING

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The Company's government systems segment develops and produces network-centric, IP-based secure government communications systems, products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products. The Company's satellite services segment includes both the Company's recently acquired WildBlue business (which provides wholesale and retail satellite-based broadband internet services in the United Sates) and the Company's managed network services which complement the commercial networks segment by supporting the satellite communication systems of the Company's enterprise and mobile broadband customers. The Company's satellite services segment also includes the Company's ViaSat-1 satellite-related activities. The Company's reporting segments, government systems, commercial networks and satellite services, are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

RECENT AUTHORITATIVE GUIDANCE

In June 2009, the FASB issued authoritative guidance which amends the consolidation guidance applicable to variable interest entities (SFAS 167, "Amendments to FASB Interpretation No. 46R"). The guidance will affect the overall consolidation analysis under the current authoritative guidance for consolidation of variable interest entities (FIN 46R/ASC 810) and is effective for the Company as of the beginning of the first quarter of fiscal year 2011. The Company is currently evaluating the impact that the guidance may have on its consolidated financial statements and disclosures.

In October 2009, the FASB issued authoritative guidance for revenue recognition with multiple deliverables (EITF 08-1, "Revenue Arrangements with Multiple Deliverables"). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This guidance will be effective for the Company beginning in the first quarter of fiscal year 2012; however, early adoption is permitted. The revised guidance is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 2

Composition of Certain Balance Sheet Captions

(In thousands)	April 2, 2010	April 3, 2009
Accounts receivable, net:		
Billed	$ 93,737	$ 76,999
Unbilled	83,153	87,469
Allowance for doubtful accounts	(539)	(362)
	$ 176,351	$164,106
Inventories:		
Raw materials	$ 36,255	$ 33,607
Work in process	21,345	14,876
Finished goods	25,362	17,079
	$ 82,962	$ 65,562
Prepaid expenses and other current assets:		
Prepaid expenses	$ 13,239	$ 13,521
Income tax receivable	9,022	2,460
Other	6,596	2,960
	$ 28,857	$ 18,941
Satellites, net:		
Satellite—WildBlue-1 (estimated life of 10 years)	$ 195,890	$ —
Capital lease of satellite capacity—Anik F2 (estimated useful life of 10 years)	99,090	—
Satellite under construction	209,432	110,588
	504,412	110,588
Less accumulated depreciation and amortization	(8,723)	—
	$ 495,689	$110,588
Property and equipment, net:		
Machinery and equipment (estimated useful life of 2–5 years)	$ 96,484	$ 56,053
Computer equipment and software (estimated useful life of 3 years)	55,384	43,591
CPE leased equipment (estimated useful life of 3 years)	41,469	—
Furniture and fixtures (estimated useful life of 7 years)	10,760	9,918
Leasehold improvements (estimated useful life of 2–11 years)	20,119	17,573
Building (estimated useful life of 24 years)	8,923	—
Land	4,384	3,124
Construction in progress	18,578	5,272
	256,101	135,531
Less accumulated depreciation and amortization	(100,297)	(75,894)
	$ 155,804	$ 59,637
Other assets:		
Capitalized software costs, net	$ 8,683	$ 672
Patents, orbital slots and other licenses, net	7,954	4,144
Deferred income taxes	44,910	13,771
Other	20,952	13,222
	$ 82,499	$ 31,809
Accrued liabilities:		
Current portion of warranty reserve	$ 6,410	$ 6,853
Accrued vacation	13,437	10,935
Accrued employee compensation	17,268	16,768
Collections in excess of revenues and deferred revenues	46,180	26,811
Other	18,956	10,670
	$ 102,251	$ 72,037
Other liabilities:		
Accrued warranty	$ 4,798	$ 4,341
Unrecognized tax position liabilities	2,644	10,773
Deferred rent, long-term portion	6,127	6,191
Deferred revenue, long-term portion	4,584	—
Other	6,242	3,413
	$ 24,395	$ 24,718

Notes to Consolidated Financial Statements (CONT.)

NOTE 3

Fair Value Measurement

Effective March 29, 2008, the Company adopted the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis. The guidance does not require any new fair value measurements but rather eliminates inconsistencies in prior authoritative guidance. The guidance defines fair value, establishes a framework for measuring fair value and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. As a basis for categorizing inputs, the guidance establishes the following hierarchy which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1—Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

Effective April 4, 2009, the Company adopted the authoritative guidance for non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis without material impact on its consolidated financial statements and disclosures.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of April 2, 2010 and April 3, 2009:

(In thousands)	Fair Value at April 2, 2010	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$16,250	$14,810	$1,440	$ —
Total assets measured at fair value on a recurring basis	$16,250	$14,810	$1,440	$ —

(In thousands)	Fair Value at April 3, 2009	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 2,029	$ 6	$2,023	$ —
Total assets measured at fair value on a recurring basis	$ 2,029	$ 6	$2,023	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

Cash Equivalents. The Company's cash equivalents consist of money market funds. Certain money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1). The remaining portion of money market funds are valued based on quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or brokers' model driven valuations in which all significant inputs are observable or can be obtained from or corroborated by observable market data for substantially the full term of the assets (Level 2).

Long-Term Debt. As of April 2, 2010, the Company's long-term debt consisted of borrowings under the Credit Facility, reported at the borrowed outstanding amount with current accrued interest and the Notes reported at amortized cost. However, the Company is required to disclose the fair value of outstanding debt on a recurring basis. The fair value of the Company's outstanding long-term debt related to the Notes is determined using quoted prices in active markets and was approximately $281.2 million as of April 2, 2010. The fair value of the Company's long-term debt related to the Credit Facility approximates its carrying amount due to its variable interest rate on revolving line of credit. The Company had no long-term debt as of April 3, 2009.

Foreign Currency Forward Exchange Contracts. The Company had no foreign currency forward exchange contracts outstanding at April 2, 2010 and April 3, 2009.

NOTE 4

Goodwill and Acquired Intangible Assets

During the fourth quarter of fiscal year 2009, the Company made a $1.1 million adjustment reducing commercial networks segment goodwill related to certain pre-acquisition federal net operating loss carryovers with a corresponding adjustment to deferred tax assets. During the fourth quarter of 2009 a less than $0.1 million adjustment reducing the Company's government systems segment goodwill related to certain deferred tax asset adjustments was made. As of April 3, 2009, JAST achieved financial results entitling the former JAST stockholders to $0.2 million of additional consideration. The $0.2 million payable outstanding at April 3, 2009, was paid on April 30, 2009 by the Company in cash in full settlement of all additional consideration provisions. The additional purchase price consideration of $0.2 million was recorded as additional commercial networks segment goodwill in the fourth quarter of fiscal year 2009.

The acquisition of WildBlue during fiscal year 2010 resulted in an increase of the Company's goodwill of approximately $9.4 million which was recorded within the Company's satellite services segment.

The other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of eight months to ten years. Amortization expense was $9.5 million, $8.8 million and $9.6 million for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, respectively.

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of the international business acquired. Expected amortization expense for the next five fiscal years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2011	$17,807
Expected for fiscal year 2012	16,551
Expected for fiscal year 2013	13,446
Expected for fiscal year 2014	11,705
Expected for fiscal year 2015	11,628
Thereafter	18,252
	$89,389

The allocation of the other acquired intangible assets and the related accumulated amortization as of April 2, 2010 and April 3, 2009 is as follows:

	As of April 2, 2010			As of April 3, 2009		
(In thousands)	Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
Technology (estimated useful life of 3–9 years)	$ 44,552	$(39,147)	$ 5,405	$44,392	$(35,288)	$ 9,104
Contracts and customer relationships (estimated useful life of 3–10 years)	86,707	(17,184)	69,523	18,898	(13,030)	5,868
Non-compete agreements (estimated useful life of 3–5 years)	9,098	(8,870)	228	9,076	(8,585)	491
Satellite co-location rights (estimated life of 10 years)	8,600	(270)	8,330	—	—	—
Trade name (estimated useful life of 3 years)	5,680	(552)	5,128	—	—	—
Other amortizable assets (estimated useful life of 8 months to 10 years)	9,326	(8,551)	775	9,323	(8,131)	1,192
Total other acquired intangible assets	$163,963	$(74,574)	$89,389	$81,689	$(65,034)	$16,655

Notes to Consolidated Financial Statements (CONT.)

NOTE 5

Long-Term Debt and Line of Credit

Long-term debt consisted of the following as of April 2, 2010 and April 3, 2009:

(In thousands)	April 2, 2010	April 3, 2009
Line of credit	$ 60,000	$ —
Senior notes due 2016 (the Notes)	275,000	—
Unamortized discount on the Notes	(3,199)	—
Total Notes	271,801	—
Less: current portion of long-term debt	—	—
Balance, end of period	$331,801	$ —

The aggregate maturities of the Company's long-term debt obligations, excluding the effects of discount accretion on its $275.0 million of Notes are as follows:

Fiscal Years Ending	(In thousands)
2011	$ —
2012	—
2013	60,000
2014	—
2015	—
Thereafter	275,000
	$335,000

SENIOR NOTES DUE 2016

On October 22, 2009, the Company issued $275.0 million in principal amount of 8.875% Senior Notes due 2016 (the Notes), in a private placement to institutional buyers, which Notes were exchanged in May 2010 for substantially identical Notes that had been registered with the SEC. The Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, commencing in March 2010, and were issued with an original issue discount of 1.24% or, $3.4 million. The Notes are recorded as long-term debt, net of original issue discount, in the Company's consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the Notes is amortized to interest expense on a straight-line basis over the term of the Notes.

The Notes are guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Credit Facility. The Notes and the guarantees are the Company's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that are not guarantors of the Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture agreement governing the Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, the Company may redeem up to 35% of the Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such Notes on September 15, 2012 plus (2) all required interest payments due on such Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such Notes. The Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 12, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In connection with the private placement of the Notes, the Company and the guarantors entered into a registration rights agreement with the initial purchasers in which the Company agreed to file a registration statement with the SEC to permit the holders to exchange or resell the Notes. The Company agreed to use commercially reasonable efforts to consummate an exchange offer within 365 days after the issuance of the Notes or, under certain circumstances, to prepare and file a shelf registration statement to cover the resale of the Notes. If the Company and the guarantors did not comply with certain of their obligations under the registration rights agreement, the registration rights agreement provided that additional interest would accrue on the principal amount of the Notes at a rate of 0.25% per annum during the 90-day period immediately following such default and would increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event would the penalty rate exceed 1.00% per annum. The Company consummated the exchange offer on May 24, 2010. Accordingly, the Company has no obligation to pay additional interest on the Notes.

CREDIT FACILITY

The Credit Facility, as amended, provides a revolving line of credit of $275.0 million (including up to $35.0 million of letters of credit), which facility matures on July 1, 2012. Borrowings under the Credit Facility bear interest, at the Company's option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) at the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization (EBITDA). At April 2, 2010, the effective interest rate on the Company's outstanding borrowings under the Credit Facility was 4.75%. The Company has capitalized certain amounts of interest expense on the Credit Facility in connection with the construction of ViaSat-1 and other assets. The Credit Facility is guaranteed by certain of the Company's domestic subsidiaries and collateralized by substantially all of the Company's and the guarantors' assets.

The Credit Facility contains financial covenants regarding a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. On December 14, 2009, the Company amended the Credit Facility to clarify the calculation of EBITDA following the completion of the WildBlue acquisition. On March 15, 2010 the Company further amended the Credit Facility to, among other things, (1) increase the aggregate amount of letters of credit that may be issued from $25.0 million to $35.0 million, (2) permit ViaSat to request an increase in the revolving loan commitment under the Credit Facility of up to $90.0 million, (3) increase the basket for permitted indebtedness for capital lease obligations from $10.0 million to $50.0 million, (4) increase the maximum permitted leverage ratio and senior secured leverage ratio, (5) decrease the minimum permitted interest coverage ratio, and (6) increase certain baskets under the Credit Facility for permitted investments and capital expenditures. On March 23, 2010, the Company increased the amount of its revolving line of credit under the Credit Facility from $210.0 million to $275.0 million.

Notes to Consolidated Financial Statements (CONT.)

The Company was in compliance with its financial covenants under the Credit Facility as of April 2, 2010. At April 2, 2010, the Company had $60.0 million in principal amount of outstanding borrowings under the Credit Facility and $12.9 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility of $202.1 million.

NOTE 6

Common Stock and Stock Plans

On March 31, 2010, the Company and certain former debt and equity investors in WildBlue (the WildBlue Investors) completed the sale of an aggregate of 6,900,000 shares of ViaSat common stock in an underwritten public offering, 3,173,962 of which were sold by the Company and 3,726,038 of which were sold by such WildBlue Investors. The Company's net proceeds from the offering were approximately $100.5 million after deducting underwriting discounts and estimated offering expenses. The shares sold by such WildBlue Investors in the offering constituted shares of ViaSat common stock issued to such WildBlue Investors in connection with the Company's acquisition of WildBlue. The Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, financing costs related to the purchase, launch and operation of ViaSat-1 or any future satellite, or other potential acquisitions. On April 1, 2010, the Company used $80.0 million of the net proceeds to repay outstanding borrowings under the Credit Facility.

In March 2010, the Company filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants, and rights. The securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to October 2008 through various amendments of the 1996 Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 12,600,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Plan in the form of stock options or stock appreciation right are counted against the Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Plan share reserve as two shares for each share of common stock. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of April 2, 2010, the Company had granted options and restricted stock units, net of cancellations, to purchase 8,716,525 and 1,812,000 shares of common stock, respectively, under the Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In July of 2009, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,500,000 shares to 2,250,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of April 2, 2010, the Company had issued 1,550,914 shares of common stock under this plan.

Transactions related to the Company's stock options are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at March 30, 2007	5,679,553	$ 4.70–$43.82	$18.78
Options granted	401,950	19.74– 32.62	27.56
Options canceled	(54,089)	5.03– 32.62	24.73
Options exercised	(386,189)	5.03– 28.91	14.76
Outstanding at March 28, 2008	5,641,225	4.70– 43.82	19.63
Options granted	280,800	19.05– 27.27	21.04
Options canceled	(135,700)	10.73– 33.68	24.86
Options exercised	(337,276)	4.70– 22.03	10.73
Outstanding at April 3, 2009	5,449,049	5.03– 43.82	20.12
Options granted	383,900	23.66– 29.45	29.05
Options canceled	(94,874)	5.03– 43.82	29.06
Options exercised	(1,019,899)	5.03– 30.74	19.06
Outstanding at April 2, 2010	4,718,176	$ 5.03–$33.68	$20.90

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of April 2, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life—Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.03–$13.16	761,499	2.37	$11.42	761,499	$11.42
13.22– 18.25	525,658	2.55	16.18	525,658	16.18
18.41– 18.71	9,500	3.75	18.50	9,500	18.50
18.73– 18.73	538,901	4.60	18.73	538,901	18.73
18.97– 20.95	483,633	3.85	20.25	289,283	20.35
21.02– 22.00	321,500	4.55	21.29	321,500	21.29
22.03– 22.03	477,839	0.48	22.03	477,839	22.03
22.43– 25.88	329,546	3.99	24.24	304,946	24.19
26.15– 26.15	550,125	2.53	26.15	411,193	26.15
26.63– 33.68	719,975	4.56	29.99	234,705	30.95
$ 5.03–$33.68	4,718,176	3.22	$20.90	3,875,024	$19.65

Transactions related to the Company's restricted stock units are summarized as follows:

	Number of Restricted Stock Units
Outstanding at March 30, 2007	389,514
Awarded	12,900
Forfeited	(7,340)
Released	(94,165)
Outstanding at March 28, 2008	300,909
Awarded	637,200
Forfeited	(29,717)
Released	(94,181)
Outstanding at April 3, 2009	814,211
Awarded	831,250
Forfeited	(21,807)
Released	(234,039)
Outstanding at April 2, 2010	1,389,615

All restricted stock units awarded under the Company's stock plans have an exercise price equal to zero.

Notes to Consolidated Financial Statements (CONT.)

NOTE 7

Earnings Per Share Attributable to ViaSat, Inc. Common Stockholders

Fiscal Years Ended	April 2, 2010	April 3, 2009	March 28, 2008
Weighted average common shares outstanding used in calculating basic net income per share	33,020,333	30,771,698	30,231,925
Weighted average options to purchase common stock as determined by application of the treasury stock method	1,403,459	944,110	1,835,023
Weighted average restricted stock units to acquire common stock as determined by application of the treasury stock method	271,481	129,550	96,198
Weighted average contingently issuable shares in connection with certain terms of the JAST acquisition agreement	—	5,017	9,803
Weighted average contingently issuable shares in connection with certain terms of the Enerdyne acquisition agreement	—	—	15,482
Weighted average potentially issuable shares in connection with certain terms of the amended ViaSat 401(k) Profit Sharing Plan	114,200	1,204	—
Employee Stock Purchase Plan equivalents	29,047	32,028	35,259
Shares used in computing diluted net income per share	34,838,520	31,883,607	32,223,690

Antidilutive shares relating to stock options excluded from the calculation were 496,545, 2,771,573, and 986,136 shares for the fiscal years ended April 2, 2010, April 3, 2009, and March 28, 2008, respectively. Antidilutive shares relating to restricted stock units excluded from the calculation were 521, 8,490 and 1,854 for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008.

NOTE 8

Income Taxes

The provision for income taxes includes the following:

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
Current tax provision (benefit)			
Federal	$ (6,461)	$ 13,021	$15,233
State	(667)	3,644	1,650
Foreign	199	215	214
	(6,929)	16,880	17,097
Deferred tax provision (benefit)			
Federal	13,608	(5,059)	(2,064)
State	(1,191)	(5,005)	(1,512)
Foreign	(50)	(22)	—
	12,367	(10,086)	(3,576)
Total provision for income taxes	$ 5,438	$ 6,794	$13,521

Significant components of the Company's net deferred tax assets are as follows:

(In thousands)	As of April 2, 2010	As of April 3, 2009
Deferred tax assets:		
Net operating loss carryforwards	$ 86,325	$ 592
Tax credit carryforwards	28,673	14,768
Warranty reserve	4,363	4,469
Accrued compensation	4,394	6,972
Deferred rent	2,582	2,606
Inventory reserve	1,498	1,666
Stock-based compensation	7,654	5,915
Contract accounting	2,005	5,939
Other	8,001	2,110
Valuation allowance	(13,074)	(2,062)
Total deferred tax assets	132,421	42,975
Deferred tax liabilities:		
Property, equipment and satellites and intangible assets	70,160	2,481
Total deferred tax liabilities	70,160	2,481
Net deferred tax assets	$ 62,261	$40,494

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
Tax expense at federal statutory rate	$ 12,698	$ 15,834	$16,830
State tax provision, net of federal benefit	2,259	2,545	2,071
Tax credits	(11,408)	(10,017)	(5,604)
Manufacturing deduction	—	(920)	(659)
Non-deductible transaction costs	1,435	—	—
Other	454	(648)	883
Total provision for income taxes	$ 5,438	$ 6,794	$13,521

As of April 2, 2010, the Company had federal and state research credit carryforwards of approximately $28.8 million and $37.2 million, respectively, which begin to expire in fiscal year 2026 and fiscal year 2019, respectively, and federal and state net operating loss carryforwards of approximately $205.7 million and $359.4 million, respectively, which begin to expire in fiscal year 2029 and fiscal year 2014, respectively.

In accordance with the authoritative guidance for income taxes (SFAS 109, "Accounting for Income Taxes"/ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $13.1 million at April 2, 2010 and $2.1 million at April 3, 2009 has been established relating to state net operating loss carryforwards and research credit carry-forwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused. Approximately $9.7 million of the increase in the valuation allowance was due to the acquisition of certain deferred tax assets of WildBlue. The acquired deferred tax assets from WildBlue were recorded net of the valuation allowance with a corresponding adjustment to increase goodwill. The valuation allowance relates to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

In fiscal year 2010, approximately $71.5 million of deferred tax assets were increased related to pre-acquisition federal net operating loss carryovers with a corresponding adjustment to decrease goodwill related to the WildBlue acquisition. In addition, approximately $17.0 million of deferred tax assets were increased related to pre-acquisition state net operating loss carryovers with a corresponding adjustment to decrease goodwill related to the WildBlue acquisition.

If the Company has an "Ownership Change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its net operating loss and tax credit carryforwards.

Notes to Consolidated Financial Statements (CONT.)

On March 31, 2007, the Company adopted the provisions of the authoritative guidance for accounting for uncertainty in income taxes (Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109"/ASC 740).

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(In thousands)	As of April 2, 2010	As of April 3, 2009
Balance, beginning of fiscal year	$37,917	$30,691
Increases related to current year tax positions	3,031	8,880
Decrease related to prior year tax positions	(2,058)	(717)
Statute expirations	(3,452)	(937)
Settlements	(3,679)	—
Balance, end of fiscal year	$31,759	$37,917

Of the total unrecognized tax benefits at April 2, 2010, approximately $24.3 million would reduce the Company's annual effective tax rate if recognized, subject to valuation allowance consideration.

Included in the balance at April 2, 2010 are $2.1 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $3.2 million as a result of the expiration of the statute of limitations or settlements with tax authorities for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. The Internal Revenue Service (IRS) examination of the Company's U.S. federal tax returns for fiscal year 2006 was completed in the first quarter of fiscal year 2010 and agreement was reached with the IRS on the proposed adjustments. There was no material impact on income taxes or interest resulting from this audit and the Company considers this fiscal year to be effectively settled under FIN 48. By statute, the Company's U.S. federal returns are subject to examination by the IRS for fiscal years 2007 through 2009. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. With few exceptions, the fiscal years 2006 to 2009 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was $0.5 million of accrued interest and penalties associated with uncertain tax positions as of April 2, 2010. A decrease of $0.7 million of interest and penalties was recorded in the period ended April 2, 2010.

NOTE 9

Acquisition

On December 15, 2009, the Company completed the acquisition of all outstanding shares of WildBlue, a privately held provider of broadband internet service, delivering two-way broadband internet access via satellite in the contiguous United States. The purchase price of approximately $574.6 million was comprised primarily of $131.9 million related to the fair value of 4,286,250 shares of the Company's common stock issued at the closing date and $442.7 million in cash consideration. The $442.7 million in cash consideration paid to the former WildBlue stockholders less cash and restricted cash acquired of $64.7 million resulted in a net cash outlay of approximately $378.0 million. As of April 2, 2010, all of the acquired restricted cash had become unrestricted.

The Company accounts for business combinations pursuant to the authoritative guidance for business combinations (Statement of Financial Accounting Standard (SFAS) No. 141R (SFAS 141R), "Business Combinations,"/ASC 805). Accordingly, the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. Under the authoritative guidance for business combinations, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs incurred by the Company were approximately $8.7 million, which were incurred and recorded in selling, general and administrative expenses in fiscal year 2010.

The preliminary purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$106,672
Property, equipment and satellites	378,263
Identifiable intangible assets	82,070
Goodwill	9,402
Deferred income taxes	23,100
Other assets	1,969
Total assets acquired	601,476
Current liabilities	(19,689)
Other long-term liabilities	(7,168)
Total liabilities assumed	(26,857)
Total purchase price	$574,619

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

(In thousands)	Preliminary Fair Value	Estimated Remaining Life
Trade name	$ 5,680	3
Customer relationships—retail	39,840	6
Customer relationships—wholesale	27,950	8
Satellite co-location rights	8,600	10
Total identifiable intangible assets	$82,070	

The intangible assets acquired in the WildBlue business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach, income approach and/or cost approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets. Under the terms of the co-location right agreement, the Company has certain option periods that begin in approximately 10 years based upon the life of Anik F2 Ka-Band Payload.

The acquisition of WildBlue is beneficial to the Company as it is expected to enable the Company to integrate the extensive bandwidth capacity of its ViaSat-1 satellite into WildBlue's existing distribution and fulfillment resources, which are expected to reduce initial service costs and improve subscriber growth. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of preliminary estimated goodwill, which was recorded within the Company's satellite services segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. The purchase price allocation is preliminary due to pending resolution of certain WildBlue tax attributes.

The consolidated financial statements include the operating results of WildBlue from the date of acquisition. Since the acquisition date, the Company recorded approximately $63.4 million in revenue and $0.4 million of net income with respect to the WildBlue business in the Company's consolidated statements of operations.

Notes to Consolidated Financial Statements (CONT.)

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations for the Company and WildBlue on a pro forma basis, as though the companies had been combined as of the beginning of the related fiscal years. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal years. The pro forma financial information for fiscal years 2010 and 2009 include the business combination accounting effect on historical WildBlue revenue, elimination of the historical ViaSat revenues and related costs of revenues derived from sales of CPE units to WildBlue, amortization and depreciation charges from acquired intangible and tangible assets, the difference between WildBlue's and ViaSat's historical interest expense/interest income due to ViaSat's new capitalization structure as a result of the acquisition, related tax effects and adjustment to shares outstanding for shares issued for the acquisition.

Fiscal Years Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009
Total revenues	$818,505	$792,241
Net income attributable to ViaSat, Inc.	$ 30,792	$ 4,921
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.85	$ 0.14
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.81	$ 0.14

NOTE 10

Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code which was amended during the fourth quarter of fiscal year 2009. Under the amended plan, the Company may make discretionary contributions to the plan which vest over six years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the fiscal year-end, the Company elected to settle the discretionary contributions liability in stock. Based on the year-end common stock closing price, the Company would issue 149,037 shares of common stock at this time. Discretionary contributions accrued by the Company during fiscal years 2010 and 2009 amounted to $5.2 million and $5.1 million, respectively.

NOTE 11

Commitments

In January 2008, the Company entered into several agreements with Space Systems/Loral (SS/L), Loral Space & Communications (Loral) and Telesat Canada (Telesat) related to the Company's high-capacity satellite system. Under the satellite construction contract with SS/L, the Company purchased a new broadband satellite (ViaSat-1) designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). The Company has also entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse the Company for 15% of the total costs associated with launch and launch insurance, for which the reimbursement amount is estimated to be approximately $20.3 million, and in-orbit insurance and satellite operating costs post launch.

In November 2008, the Company entered into a launch services agreement with Arianespace to procure launch services for the ViaSat-1 satellite at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, the Company substituted ILS International Launch Services, Inc. for Arianespace as the primary provider of launch services for ViaSat-1, and accordingly, the Company entered into a contract for launch services with ILS to procure launch services for the ViaSat-1 satellite at an estimated cost of $80.0 million, subject to certain adjustments.

On May 7, 2009, the Company entered into an Amended and Restated Launch Services Agreement with Arianespace whereby Arianespace has agreed to perform certain launch services to maintain the launch capability for the ViaSat-1 high-capacity satellite, should the need arise, or for launch services for a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The Company leases office and other facilities under non-cancelable operating leases with initial terms ranging from one to fifteen years which expire between fiscal year 2011 and fiscal year 2022 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in the authoritative guidance for leases (SFAS 13, "Leases"/ ASC 840) including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $14.5 million, $12.5 million and $10.2 million in fiscal years 2010, 2009 and 2008, respectively.

Future minimum lease payments are as follows:

Years Ending	(In thousands)
2011	$ 25,321
2012	22,143
2013	21,271
2014	20,963
2015	18,184
Thereafter	25,620
	$133,502

NOTE 12

Contingencies

The Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

NOTE 13

Product Warranty

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2010, 2009 and 2008.

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
Balance, beginning of period	$11,194	$11,679	$ 9,863
Change in liability for warranties issued in period	6,988	7,720	9,610
Settlements made (in cash or in kind) during the period	(6,974)	(8,205)	(7,794)
Balance, end of period	$11,208	$11,194	$11,679

Notes to Consolidated Financial Statements (CONT.)

NOTE 14

Restructuring

In the third quarter of fiscal year 2010, the Company initiated a post-acquisition restructuring plan related to the termination of certain duplicative employee positions upon the acquisition of WildBlue. Under the terms of the plan, the Company recorded restructuring charges of approximately $2.7 million as part of selling, general and administrative expenses within the satellite services segment, of which $0.3 million remained unpaid and were recorded in accrued liabilities as of April 2, 2010. During the fourth quarter of fiscal year 2010, the Company paid approximately $2.4 million of the outstanding restructuring liabilities.

NOTE 15

Segment Information

The Company's reporting segments, comprised of the government systems, commercial networks and satellite services segments, are primarily distinguished by the type of customer and the related contractual requirements. The Company's government systems segment develops and produces network-centric, IP-based secure government communications systems, products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products. The Company's satellite services segment includes both the Company's recently acquired WildBlue business (which provides wholesale and retail satellite-based broadband internet services in the United States) and the Company's managed network services which complement the commercial networks segment by supporting the satellite communication systems of the Company's enterprise and mobile broadband customers. The Company's satellite services segment also includes the Company's ViaSat-1 satellite-related activities. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
Revenues			
Government Systems	$385,151	$388,656	$319,538
Commercial Networks	227,120	230,828	248,297
Satellite Services	75,809	8,695	6,815
Elimination of intersegment revenues	—	—	—
Total revenues	$688,080	$628,179	$574,650
Operating profits (losses)			
Government Systems	$ 55,720	$ 57,019	$ 45,793
Commercial Networks	6,091	63	9,802
Satellite Services	(9,305)	(3,978)	(2,851)
Elimination of intersegment operating profits	—	—	44
Segment operating profit before corporate and amortization	52,506	53,104	52,788
Corporate	(2)	5	(296)
Amortization of intangibles	(9,494)	(8,822)	(9,562)
Income from operations	$ 43,010	$ 44,287	$ 42,930

Amortization of acquired intangibles by segment for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008 was as follows:

(In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
Government Systems	$1,086	$1,088	$1,087
Commercial Networks	4,629	7,734	8,475
Satellite Services	3,779	—	—
Total amortization of intangibles	$9,494	$8,822	$9,562

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. Segment assets as of April 2, 2010 and April 3, 2009 were as follows:

(In thousands)	April 2, 2010	April 3, 2009
Segment assets		
Government Systems	$ 168,703	$145,568
Commercial Networks	146,990	164,844
Satellite Services	107,919	1,278
Total segment assets	423,612	311,690
Corporate assets	869,940	311,252
Total assets	$1,293,552	$622,942

Net acquired intangible assets and goodwill included in segment assets as of April 2, 2010 and April 3, 2009 were as follows:

	Net Acquired Intangible Assets		Goodwill	
(In thousands)	April 2, 2010	April 3, 2009	April 2, 2010	April 3, 2009
Government Systems	$ 1,708	$ 2,792	$22,161	$22,161
Commercial Networks	9,389	13,863	43,461	43,268
Satellite Services	78,292	—	9,402	—
Total	$89,389	$16,655	$75,024	$65,429

Revenue information by geographic area for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008 was as follows:

Fiscal Years Ended (In thousands)	April 2, 2010	April 3, 2009	March 28, 2008
United States	$554,522	$528,342	$472,151
Europe, Middle East and Africa	90,838	49,024	40,472
Asia, Pacific	25,293	30,716	27,745
North America other than United States	9,026	14,840	28,638
Latin America	8,401	5,257	5,644
	$688,080	$628,179	$574,650

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was $4.4 million and $0.3 million at April 2, 2010 and April 3, 2009, respectively.

Notes to Consolidated Financial Statements (CONT.)

NOTE 16

Certain Relationships and Related-Party Transactions

Michael Targoff, a director of the Company since February 2003, currently serves as the Chief Executive Officer and the Vice Chairman of the board of directors of Loral Space & Communications, Inc. (Loral), the parent of Space Systems/Loral, Inc. (SS/L), and is also a director of Telesat Holdings Inc., a joint venture company formed by Loral and the Public Sector Pension Investment Board to acquire Telesat Canada in October 2007. John Stenbit, a director of the Company since August 2004, also currently serves on the board of directors of Loral.

Under the satellite construction contract with SS/L, the Company purchased a new high-capacity Ka-band spot-beam satellite (ViaSat-1) designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. In addition, the Company entered into a beam sharing agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $57.6 million) associated with the ViaSat-1 satellite project. The Company's purchase of the ViaSat-1 satellite from SS/L was approved by the disinterested members of the Company's Board of Directors, after a determination by the disinterested members of the Company's Board that the terms and conditions of the purchase were fair to the Company and in the best interests of the Company and its stockholders.

During the fiscal years ended April 2, 2010 and March April 3, 2009, under the satellite construction contract, the Company paid $62.9 million and $92.7 million, respectively, to SS/L and had $3.8 million and $9.7 million payable to SS/L as of April 2, 2010 and April 3, 2009, respectively. During the fiscal year ending April 2, 2010, the Company also received $2.6 million from SS/L under the beam sharing agreement with Loral. The Company received $0.9 million from SS/L for the fiscal year ending April 3, 2009. Accounts receivable due from SS/L under the beam sharing agreement with Loral were $3.8 million and $0.3 million as of April 2, 2010 and April 3, 2009, respectively.

From time to time the Company enters into various contracts in the ordinary course of business with SS/L and Telesat Canada. The Company recognized $0.2 million, $2.0 million and $11.1 million of revenue related to Telesat Canada for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008, respectively. Accounts receivable due from Telesat Canada as of April 2, 2010 and April 3, 2009 were $0.9 million and $2.7 million, respectively. The Company also recognized $2.1 million of expense related to Telesat Canada for the fiscal year ended April 2, 2010 and no material amounts for the fiscal years ended April 3, 2009 and March 28, 2008. Amounts related to SS/L, excluding activities under the ViaSat-1 related satellite contracts, were not material.

NOTE 17

Financial Statements of Parent and Subsidiary Guarantors

On October 22, 2009, the Company issued $275.0 million in Notes in a private placement to institutional buyers. The Notes are jointly and severally guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries (the Guarantor Subsidiaries) that guarantee the Credit Facility. The indenture governing the Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and statements of cash flows for the Company (as "Issuing Parent Company"), the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated ViaSat and subsidiaries as of April 2, 2010 and April 3, 2009 and for the fiscal years ended April 2, 2010, April 3, 2009 and March 28, 2008.

CONDENSED CONSOLIDATING BALANCE SHEET AS OF APRIL 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 66,258	$ 16,216	$ 7,157	$ —	$ 89,631
Accounts receivable, net	160,807	11,983	3,561	—	176,351
Inventories	75,222	6,313	1,427	—	82,962
Deferred income taxes	16,480	866	—	—	17,346
Prepaid expenses and other current assets	25,457	2,504	896	—	28,857
Total current assets	344,224	37,882	13,041	—	395,147
Satellites, net	209,431	286,258	—	—	495,689
Property and equipment, net	66,928	82,679	7,141	(944)	155,804
Other acquired intangible assets, net	10,872	78,292	225	—	89,389
Goodwill	63,940	9,279	1,805	—	75,024
Investments in subsidiaries and intercompany receivables	596,313	2,324	7,654	(606,291)	—
Other assets	60,812	21,070	617	—	82,499
Total assets	$1,352,520	$517,784	$30,483	$(607,235)	$1,293,552
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 71,765	$ 5,920	$ 670	$ —	$ 78,355
Accrued liabilities	85,960	14,602	1,689	—	102,251
Total current liabilities	157,725	20,522	2,359	—	180,606
Line of credit	60,000	—	—	—	60,000
Long-term debt, net	271,801	—	—	—	271,801
Intercompany payables	93,468	—	14,505	(107,973)	—
Other liabilities	16,356	7,990	49	—	24,395
Total liabilities	599,350	28,512	16,913	(107,973)	536,802
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	753,170	489,272	13,570	(503,007)	753,005
Noncontrolling interest in subsidiary	—	—	—	3,745	3,745
Total equity	753,170	489,272	13,570	(499,262)	756,750
Total liabilities and equity	$1,352,520	$517,784	$30,483	$(607,235)	$1,293,552

Notes to Consolidated Financial Statements (CONT.)

CONDENSED CONSOLIDATING BALANCE SHEET AS OF APRIL 3, 2009

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 57,830	$ —	$ 5,661	$ —	$ 63,491
Accounts receivable, net	160,999	—	3,107	—	164,106
Inventories	63,512	—	2,050	—	65,562
Deferred income taxes	26,724	—	—	—	26,724
Prepaid expenses and other current assets	18,739	—	202	—	18,941
Total current assets	327,804	—	11,020	—	338,824
Satellites, net	110,588	—	—	—	110,588
Property and equipment, net	57,364	—	2,316	(43)	59,637
Other acquired intangible assets, net	16,048	—	607	—	16,655
Goodwill	63,942	—	1,487	—	65,429
Investments in subsidiaries and intercompany receivables	18,332	—	8,112	(26,444)	—
Other assets	31,408	—	401	—	31,809
Total assets	$625,486	$ —	$23,943	$(26,487)	$622,942
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 62,943	$ —	$ 454	$ —	$ 63,397
Accrued liabilities	70,787	—	1,250	—	72,037
Total current liabilities	133,730	—	1,704	—	135,434
Line of credit	—	—	—	—	—
Long-term debt, net	—	—	—	—	—
Intercompany payables	8,112	—	8,193	(16,305)	—
Other liabilities	24,684	—	34	—	24,718
Total liabilities	166,526	—	9,931	(16,305)	160,152
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	458,960	—	14,012	(14,224)	458,748
Noncontrolling interest in subsidiary	—	—	—	4,042	4,042
Total equity	458,960	—	14,012	(10,182)	462,790
Total liabilities and equity	$625,486	$ —	$23,943	$(26,487)	$622,942

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED APRIL 2, 2010

(In thousands, except per share data)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$581,911	$ 907	$ 4,065	$(2,809)	$584,074
Service revenues	34,986	62,499	7,010	(489)	104,006
Total revenues	616,897	63,406	11,075	(3,298)	688,080
Operating expenses:					
Cost of product revenues	405,624	960	3,851	(1,909)	408,526
Cost of service revenues	23,070	36,937	7,316	(493)	66,830
Selling, general and administrative	109,931	20,957	2,013	(6)	132,895
Independent research and development	26,961	2	362	—	27,325
Amortization of acquired intangible assets	5,178	3,778	538	—	9,494
Income (loss) from operations	46,133	772	(3,005)	(890)	43,010
Other income (expense):					
Interest income	658	3	12	(52)	621
Interest expense	(7,354)	—	(52)	52	(7,354)
Income (loss) before income taxes	39,437	775	(3,045)	(890)	36,277
Provision for income taxes	5,113	308	17	—	5,438
Equity in net income of consolidated subsidiaries	(2,300)	—	—	2,300	—
Net income	32,024	467	(3,062)	1,410	30,839
Less: Net loss attributable to noncontrolling interest, net of tax	—	—	—	(297)	(297)
Net income (loss) attributable to ViaSat, Inc.	$ 32,024	$ 467	$ (3,062)	$ 1,707	$ 31,136

Notes to Consolidated Financial Statements (CONT.)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED APRIL 3, 2009

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$590,403	$ —	$ 6,128	$(1,189)	$595,342
Service revenues	27,042	—	6,364	(569)	32,837
Total revenues	617,445	—	12,492	(1,758)	628,179
Operating expenses:					
Cost of product revenues	420,653	—	5,105	(1,138)	424,620
Cost of service revenues	18,097	—	4,577	(470)	22,204
Selling, general and administrative	96,707	—	1,917	—	98,624
Independent research and development	29,311	—	390	(79)	29,622
Amortization of acquired intangible assets	8,403	—	419	—	8,822
Income from operations	44,274	—	84	(71)	44,287
Other income (expense):					
Interest income	1,325	—	138	—	1,463
Interest expense	(507)	—	(2)	—	(509)
Income before income taxes	45,092	—	220	(71)	45,241
Provision for income taxes	6,791	—	3	—	6,794
Equity in net income of consolidated subsidiaries	100	—	—	(100)	—
Net income	38,401	—	217	(171)	38,447
Less: Net income attributable to noncontrolling interest, net of tax	—	—	—	116	116
Net income attributable to ViaSat, Inc.	$ 38,401	$ —	$ 217	$ (287)	$ 38,331

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED MARCH 28, 2008

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$540,826	$ —	$ 6,899	$(4,257)	$543,468
Service revenues	23,486	—	7,701	(5)	31,182
Total revenues	564,312	—	14,600	(4,262)	574,650
Operating expenses:					
Cost of product revenues	391,462	—	7,377	(4,173)	394,666
Cost of service revenues	16,089	—	2,771	(6)	18,854
Selling, general and administrative	75,157	—	1,208	—	76,365
Independent research and development	31,644	—	629	—	32,273
Amortization of acquired intangible assets	9,150	—	412	—	9,562
Income from operations	40,810	—	2,203	(83)	42,930
Other income (expense):					
Interest income	5,445	—	267	—	5,712
Interest expense	(551)	—	(6)	—	(557)
Income before income taxes	45,704	—	2,464	(83)	48,085
Provision for income taxes	12,312	—	1,209	—	13,521
Equity in net income of consolidated subsidiaries	204	—	—	(204)	—
Net income	33,596	—	1,255	(287)	34,564
Less: Net income attributable to noncontrolling interest, net of tax	—	—	—	1,051	1,051
Net income attributable to ViaSat, Inc.	$ 33,596	$ —	$ 1,255	$(1,338)	$ 33,513

Notes to Consolidated Financial Statements (CONT.)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED APRIL 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 74,032	$ 40,671	$(1,238)	$ (919)	$ 112,546
CASH FLOWS FROM INVESTING ACTIVITIES:					
Payments related to acquisition of businesses, net of cash acquired	(442,700)	64,336	377	—	(377,987)
Purchase of property, equipment and satellites	(121,497)	(10,075)	(3,890)	919	(134,543)
Cash paid for patents, licenses and other assets	(13,709)	—	(87)	—	(13,796)
Change in restricted cash, net	(31)	7,329	—	—	7,298
Long-term intercompany notes and investments	(5,114)	—	691	4,423	—
Net cash used in investing activities	(583,051)	61,590	(2,909)	5,342	(519,028)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of long-term debt, net of discount	271,582	—	—	—	271,582
Proceeds from line of credit	263,000	—	—	—	263,000
Payments on line of credit	(203,000)	—	—	—	(203,000)
Payment of debt issuance costs	(12,781)	—	—	—	(12,781)
Proceeds from common stock issued under public offering, net of issuance costs	100,533	—	—	—	100,533
Proceeds from issuance of common stock under equity plans	23,085	—	—	—	23,085
Purchase of common stock in treasury	(10,326)	—	—	—	(10,326)
Intercompany long-term financing	85,354	(86,045)	5,114	(4,423)	—
Net cash provided by financing activities	517,447	(86,045)	5,114	(4,423)	432,093
Effect of exchange rate changes on cash	—	—	529	—	529
Net increase in cash and cash equivalents	8,428	16,216	1,496	—	26,140
Cash and cash equivalents at beginning of period	57,830	—	5,661	—	63,491
Cash and cash equivalents at end of period	$ 66,258	$ 16,216	$ 7,157	$ —	$ 89,631

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED APRIL 3, 2009

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 64,376	$ —	$(2,363)	$ (71)	$ 61,942
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchase of property, equipment and satellites	(115,976)	—	(1,289)	71	(117,194)
Payments related to acquisition of businesses, net of cash acquired	(925)	—	—	—	(925)
Cash paid for patents, licenses and other assets	(7,921)	—	(107)	—	(8,028)
Long-term intercompany notes and investments	(3,267)	—	(768)	4,035	—
Net cash used in investing activities	(128,089)	—	(2,164)	4,106	(126,147)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of common stock under equity plans	6,742	—	—	—	6,742
Purchase of common stock in treasury	(667)	—	—	—	(667)
Payment on secured borrowing	(4,720)	—	—	—	(4,720)
Proceeds from sale of stock of majority-owned subsidiary	—	—	3,371	(1,871)	1,500
Incremental tax benefits from stock-based compensation	346	—	—	—	346
Proceeds from line of credit	10,000	—	—	—	10,000
Payments on line of credit	(10,000)	—	—	—	(10,000)
Intercompany long-term financing	767	—	1,397	(2,164)	—
Net cash provided by financing activities	2,468	—	4,768	(4,035)	3,201
Effect of exchange rate changes on cash	—	—	(681)	—	(681)
Net decrease in cash and cash equivalents	(61,245)	—	(440)	—	(61,685)
Cash and cash equivalents at beginning of period	119,075	—	6,101	—	125,176
Cash and cash equivalents at end of period	$ 57,830	$ —	$ 5,661	$ —	$ 63,491

Notes to Consolidated Financial Statements (CONT.)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED MARCH 28, 2008

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 50,790	$ —	$(2,487)	$ —	$ 48,303
CASH FLOWS FROM INVESTING ACTIVITIES:					
Payments related to acquisition of businesses, net of cash acquired	(9,848)	—	22	—	(9,826)
Purchase of property, equipment and satellites	(22,103)	—	(662)	—	(22,765)
Cash paid for patents, licenses and other assets	(2,289)	—	(293)	—	(2,582)
Purchases of short-term investments held-to-maturity	(11,835)	—	—	—	(11,835)
Maturities of short-term investments held-to-maturity	11,835	—	—	—	11,835
Long-term intercompany notes and investments	(1,607)	—	(597)	2,204	—
Net cash used in investing activities	(35,847)	—	(1,530)	2,204	(35,173)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of common stock under equity plans	8,357	—	31	—	8,388
Purchase of common stock in treasury	(1,034)	—	—	—	(1,034)
Incremental tax benefits from stock-based compensation	977	—	—	—	977
Intercompany long-term financing	597	—	1,607	(2,204)	—
Net cash provided by financing activities	8,897	—	1,638	(2,204)	8,331
Effect of exchange rate changes on cash	—	—	370	—	370
Net increase (decrease) in cash and cash equivalents	23,840	—	(2,009)	—	21,831
Cash and cash equivalents at beginning of period	95,235	—	8,110	—	103,345
Cash and cash equivalents at end of period	$119,075	$ —	$ 6,101	$ —	$125,176

Valuation and Qualifying Accounts

FOR THE THREE FISCAL YEARS ENDED APRIL 2, 2010

Date (In thousands)	Allowance for Doubtful Accounts
Balance, March 30, 2007	$ 1,214
Charged (credited) to costs and expenses	501
Deductions	(1,405)
Balance, March 28, 2008	$ 310
Charged (credited) to costs and expenses	377
Deductions	(325)
Balance, April 3, 2009	$ 362
Charged (credited) to costs and expenses	416
Deductions	(239)
Balance, April 2, 2010	$ 539

Date (In thousands)	Deferred Tax Asset Valuation Allowance
Balance, March 30, 2007	$ 403
Charged (credited) to costs and expenses	566
Deductions	—
Balance, March 28, 2008	$ 969
Charged (credited) to costs and expenses	1,093
Deductions	—
Balance, April 3, 2009	$ 2,062
Charged (credited) to costs and expenses	1,306
Charged to goodwill*	9,706
Deductions	—
Balance, April 2, 2010	$13,074

*Related to the acquisition of WildBlue

Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
FISCAL 2009		
First Quarter	$22.58	$19.29
Second Quarter	27.74	20.01
Third Quarter	24.43	15.42
Fourth Quarter	23.83	16.25
FISCAL 2010		
First Quarter	$27.36	$20.35
Second Quarter	28.88	23.53
Third Quarter	32.46	28.12
Fourth Quarter	35.13	26.04

As of May 21, 2010, there were 1,093 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

Issuer Purchases of Equity Securities

(In thousands, except per-share amounts)

Period	Total Number of Shares Purchased[1] (In thousands)	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
January 4, 2010	252	$31.78	—	$ —
Total	252	$31.78	—	$ —

(1) On January 4, 2010, we repurchased 251,731 shares of ViaSat common stock from Intelsat USA Sales Corp. (Intelsat) for $8.0 million in cash.

Performance Graph

The following graph shows the value of an investment of $100 in cash on April 1, 2005 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance Graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of ViaSat, except to the extent that ViaSat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.


$200
$175
$150
$125
$100
$75
$50
$25
$0
APR 1 2005
JUL 1 2005
SEP 30 2005
DEC 30 2005
MAR 31 2006
JUN 30 2006
SEP 29 2006
DEC 29 2006
MAR 30 2007
JUN 29 2007
SEP 28 2007
DEC 28 2007
MAR 28 2008
JUN 27 2008
OCT 3 2008
JAN 2 2009
APR 3 2009
JUL 3 2009
OCT 2 2009
JAN 1 2010
APR 2 2010
VIASAT, INC.
NASDAQ TELECOM
NASDAQ COMPOSITE
S&P 600 SMALLCAP

FORWARD-LOOKING STATEMENTS

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future growth and revenues from our products; future economic conditions and performance; anticipated performance of products or services; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in our most recent reports on Form 10-K, 10-Q and 8-K filed with the SEC. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Corporate Information

BOARD OF DIRECTORS

Mark D. Dankberg
Chairman of the Board and
Chief Executive Officer
ViaSat, Inc.

Dr. Robert W. Johnson
Venture Capital Investor

B. Allen Lay
Private Investor

Dr. Jeffrey M. Nash
Private Investor

John P. Stenbit
Private Consultant

Michael B. Targoff
CEO, President, and Vice President
of the Board of Directors
Loral Space & Communications Inc.

Harvey P. White
Chairman
(SHW)2 Enterprises

CORPORATE OFFICERS

Mark D. Dankberg
Chairman of the Board and
Chief Executive Officer

Richard A. Baldridge
President and
Chief Operating Officer

H. Stephen Estes
Vice President — Human Resources

Kevin J. Harkenrider
Vice President of ViaSat; Vice President and
Chief Operating Officer of WildBlue

Steven R. Hart
Vice President and
Chief Technical Officer

Keven K. Lippert
Vice President — General Counsel
and Secretary

Mark J. Miller
Vice President and
Chief Technical Officer

Thomas E. Moore
Senior Vice President of ViaSat; President of WildBlue

Ronald G. Wangerin
Vice President and
Chief Financial Officer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

GENERAL LEGAL COUNSEL

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940
Email: web.queries@computershare.com
Website: www-us.computershare.com
Phone: 312-588-4162
Fax: 781-575-3604

ANNUAL MEETING

September 22, 2010
8:30 a.m.
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009

FORM 10-K

A copy of ViaSat's Form 10-K filed with the SEC will be made available to all shareholders at no charge. The Form 10-K also can be accessed through the SEC Web site (www.sec.gov) or through the ViaSat Web site from the Investor Relations page (investors.viasat.com). To receive a copy by mail please contact:

Investor Relations
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
760-476-2633
ir@viasat.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

ViaSat

6155 EL CAMINO REAL CARLSBAD CALIFORNIA 92009
TEL 760 476 2200 FAX 760 929 3941 WWW.VIASAT.COM